Form 20-F
period 2025-12-31
Baird Medical Investment Holdings Ltd
filed 2026-04-24
CIK 1982444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary shares, par value US$0.0001 each: 40,979,382 shares outstanding

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2023, 2024 and 2025 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm in 2023, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

This annual report on Form 20-F contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.1875 to US$1.00, the noon buying rate in effect on December 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this annual report include, but are not limited to, statements about:

●	our mission, goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the industries in which we operate;
●	our expectations regarding demand for and market acceptance of our products;
●	competition in our industries; and
●	relevant government policies and regulations relating to our industries.

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

In 2023, 2024 and 2025, there was no cash transfer within our organization, and no assets other than cash were transferred within our organization. As of the date of this annual report, none of Baird Medical and our subsidiaries in the BVI, Hong Kong and PRC has paid any dividends or made any distributions to their respective shareholder(s), including U.S. investors if any, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We are in the process of adopting our formal cash management policies which will dictate the purpose, amount and procedure of cash transfers among our holding company and subsidiaries. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

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

Our current auditor, Guangdong Prouden CPAs GP (“Guangdong Prouden”), is an independent registered public accounting firm registered with the PCAOB and is currently subject to the PCAOB inspections on a regular basis. Guangdong Prouden is not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination.

However, whether the PCAOB will re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and to pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2025 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the Ordinary Shares will be delisted from the Nasdaq Stock Market, and Ordinary Shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The related risks and uncertainties could cause the value of the Ordinary Shares to significantly decline or become worthless. For details, see “D. Risk Factors—Risks Related to Doing Business in China—Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.”

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

Our operations trace back to June 2012 when Baide Suzhou Medical Co., Ltd., a limited liability company formed in the PRC (“Baide Suzhou”), was established by Haimei Wu, Wenyuan Wu, and two other independent third parties. Thereafter, we commenced our business, which consisted of the distribution of general medical devices in Guangdong, China. In May 2017, Baide Suzhou acquired a 51% equity interest in Nanjing Changcheng Medical Equipment Co., Ltd., a limited liability company formed in the PRC in January 2016 (“Nanjing Changcheng”) and expanded our business to include the development and provision of microwave ablation medical devices in China. In March 2019, Baide Suzhou acquired the remaining 49% equity interest in Nanjing Changcheng, and Nanjing Changcheng became a wholly owned subsidiary of Baide Suzhou. Over the years, we have developed a strategically managed network with hospitals and medical device distributors, and have gradually expanded our market share in the distribution and sales of microwave ablation medical devices in the PRC.

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

Our growth and future success depend upon our ability to maintain good relationships with our customers and solidify our market position. Our ability to maintain good relationships with existing customers and attract new customers significantly depends on, among other things, our ability to continuously anticipate and effectively respond to changing customers’ demands and preferences, and anticipate and respond to changes in the competitive and changing landscape of the industry. We may face significant challenges and risks in managing a geographically dispersed distribution network and retaining the individuals who make up that network. In the event that we cannot maintain good relationships with our customers, or maintain or guarantee the high quality of our microwave ablation medical devices, our business and financial performance will be adversely affected. In addition, if some or all of our current customers were to decrease their orders for our products, there can be no assurance that we would be able to identify an alternative customer or customers as a replacement. This risk is magnified by the fact that our customer base is concentrated. In 2025, two largest customers (two distributors) each accounted for 23.3% and 12.0% of our total revenue, respectively. In 2024, four largest customers (two deliverers and two distributors) each accounted for 25.6%, 14.4%, 11.6% and 10.2% of our total revenue, respectively. In 2023, Guangdong Provincial Hospital of Traditional Chinese Medicine (the “Top Distributor”) and one distributor each accounted for 14.3% and 10.4% of our total revenue, respectively. Other than discussed above, no other single customer accounted for over 10% of our revenue for the years ended December 31, 2023, 2024 and 2025. We have entered into agreements with these customers. Our agreements with these customers are based on standard sale of goods terms, and our customers purchase our products based on their actual needs. The agreements allow us to terminate under standard conditions, such as force majeure or if the customer fails to fulfill its obligations. We have no other special provisions or arrangements with these customers compared to our other customers.

The Top Distributor is a private company established in 2018, primarily engaged in the sale of medical devices in the PRC, with hospital clients located in Jiangsu, Zhejiang and Guangdong regions. We entered into an agreement with the Top Distributor (“Top Distributor Agreement”). The material terms authorize the Top Distributor to sell our microwave ablation therapeutic apparatus and MWA needles to listed hospitals. The Top Distributor assumes inventory risk, as products with quality issues can be exchanged but not returned otherwise. The Company does not accept returns for non-quality-related issues. We have not received any sales return requests for the years ended December 31, 2022 and 2023. Control of the goods transfers to the Top Distributor upon delivery and acceptance, and the agreement obligates the Top Distributor to meet a minimum purchase requirement of two hundred MWA needles per fiscal year quarter. According to the restrictions of a non-disclosure agreement, the identity of the Top Distributor cannot be disclosed. We are obligated to keep information confidential pursuant to the agreement, a duty that survives termination; a breach of this obligation allows the non-breaching party to seek compensation for economic losses.

The Top Distributor Agreement may be terminated under several circumstances, including if the Top Distributor: commits fraud or bribery; fails to meet its minimum purchase requirement; engages in sales of our competitors’ similar medical devices; fails to pay stipulated fines or penalties by the deadline; or fails to pay for purchased products within fifteen days of the due date.

The Top Distributor Agreement expired on December 31, 2023. We renewed it effective January 1, 2024, by entering into a supplementary agreement that extends the term until December 31, 2024. We then renewed it effective January 1, 2025, by entering into a supplementary agreement that extends the term until December 31, 2025. The material terms of the supplementary agreements are largely similar. Our annual review for the years ended December 31, 2023, 2024 and 2025, confirmed that the Top Distributor had not breached any provisions that would warrant termination.

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

Pursuant to the relevant laws and regulations in the PRC, the PRC subsidiaries of us are required to open registration accounts for social insurance and the housing provident fund, in addition to making contributions to social insurance and the housing provident fund for its employees. The PRC subsidiary that is a party to the relevant employment contract, and not the branch office where the employee works, is required to make the social insurance and housing provident fund contributions. In 2021 and for the five months ended May 31, 2022, we have (1) engaged third-party human resource agencies to pay social insurance and housing provident funds for some of our employees; (2) failed to make full contributions to social insurance and the housing provident fund for some of our employees as required by the relevant PRC laws and regulations; and (3) Baide Suzhou, the entity that entered into employment contracts with our employees, failed to make the social insurance and housing provident fund contributions for some of our employees. Instead, such contributions were made by Baide Suzhou’s Guangdong branch office. As a result, our PRC subsidiaries may be required by the relevant authorities to pay the outstanding amount and could be subject to late payment penalties or an enforcement application made to the court. We have accounted for these historical inadequate contributions in its financial statements included elsewhere in this annual report. In 2023, 2024 and 2025, the aggregate outstanding amount of social insurance and housing provident fund contributions were US$0.3 million, US$0.4 million and US$0.8 million, respectively. We have also arranged for the branch office of the relevant subsidiary to enter into new employment contracts with the relevant employees and have made the appropriate social insurance and housing provident fund contributions. We cannot assure you that the relevant local government authorities will not require that the relevant PRC subsidiaries pay the outstanding amount within a specified time frame, or that they will not impose late fees or fines, which may materially and adversely affect our financial condition and results of operations.

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

Some of the principal materials used in our microwave ablation needles include metal, needles, needle connectors, plastic handles, coaxial cable and tube. The principal materials used in our microwave ablation therapeutic apparatus include a peristaltic pump, monitor, and various components and accessories of computers. In 2023, 2024 and 2025, we procured all raw materials in China and had four, three and two suppliers that contributed more than 10% of our total cost of revenues, respectively. Any disruption in production or the ability of our suppliers to produce adequate quantities to meet our needs could impair our ability to manufacture products as scheduled and adversely affect our business, financial condition and results of operations. This risk is magnified by the fact that we substantially rely upon the three major suppliers described above. Although our management believes that there are viable alternatives in the market that can meet our demands and needs at comparable price points and quality, and we maintain a list of qualified suppliers of key materials for microwave ablation medical devices which is reviewed and updated annually, there can be no assurance that we would be able to identify an alternative supplier or suppliers and obtain the necessary raw materials if there were a disruption in production or the ability of the three major suppliers described above to produce adequate quantities to meet our needs. Moreover, as we expand the scale of our business and commercialize our medical devices, we will require larger quantities of raw materials, and we cannot guarantee that our current suppliers will be able to meet this demand. We are also exposed to the risk that the cost of raw materials will increase, and if we are unable to pass this increased cost on to its customers, its profitability will decrease. In addition, although we have implemented quality inspection procedures on such raw materials before they are used in the manufacturing process and requires our suppliers to maintain high quality standards, we cannot guarantee that we will detect all quality issues in the raw materials we use. We also cannot assure you that these third parties will be able to maintain and renew all licenses, permits and approvals necessary for their operations or that they will comply with all applicable laws and regulations. Their failure to do so may lead to interruption in their business operations, which in turn may result in a shortage of the raw materials supplied to us. If we are unable to procure raw materials from alternative sources and the quality of our products suffers as a result, we may have to delay manufacturing and sales, recall products, defend against product liability claims, risk non-compliance with continuing regulatory requirements and incur significant costs to rectify such issue.

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

In addition, all of our business sites are leased from independent third parties. If these leases are terminated due to any challenges from third parties or urban renewal, etc., or otherwise not renewed upon expiration, we would need to seek alternative premises and incur unexpected and potentially significant relocation costs. While there have been no disputes raised or indemnification or liquidated damages claimed by the lessor as of December 31, 2025, we needed to relocate five subsidiaries’ domicile, which is located at the same premises, as a result of the expiration of the lease agreement. Furthermore, one of our subsidiaries is located on a property which is utilized pursuant to a lease agreement which we may not be able to renew on commercially acceptable terms or at all upon the expiration, which may require us to also relocate this subsidiary’s operations. Any such relocations could disrupt our operations and adversely affect its business, financial condition and results of operations.

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

Pursuant to the PRC Enterprise Income Tax Law (“EIT Law”), that became effective in January 2008 and was amended in February 2017 and December 2018, as well as its implementing rules, the EIT rate generally applicable in the PRC has been 25%. However, Nanjing Changcheng and Baide Suzhou, our principal operating subsidiaries, have been accredited as a High and New Technology Enterprise under the relevant PRC laws and regulations since 2020 and 2021, respectively. Accordingly, Nanjing Changcheng and Baide Suzhou were entitled to a preferential tax treatment of 15% the fiscal years ended December 31, 2023, 2024 and 2025.

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

Moreover, according to the relevant laws and regulations promulgated by the State Tax Bureau of the PRC, for enterprises engaging in R&D activities, the Super Deduction ratio is 75% from January 1, 2018 to September 30, 2022. From October 1, 2022 onwards, the Super Deduction ratio is 100%. In addition, the Super Deduction ratio for outsourced R&D expenses is 80%. Two of our PRC subsidiaries claimed such Super Deduction in ascertaining its tax assessable profits in 2023, 2024 and 2025. If we fail to maintain or renew the High and New Technology Enterprise accreditation or if any of the preferential tax treatments or government grants discontinue or reduce, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Failure to maintain and predict inventory levels in line with demand for our microwave ablation medical devices could cause us to lose sales or face excess inventory risks and holding costs.

We maintain an inventory level based on anticipated product demand and production schedule. In 2023, 2024 and 2025, our inventory turnover days were 104 days, 102 days and 119 days, respectively. We cannot guarantee that we will be able to maintain proper inventory levels for our microwave ablation medical devices and raw materials. Inventory levels in excess of product demand may result in inventory write-downs, expiration of products and increase in inventory holding costs. Conversely, we may experience inventory shortages if we underestimate demand for our microwave ablation medical devices, which may result in unfilled orders and have a negative impact on our relationship with hospitals, deliverers and distributors. Historically, to manage its inventory level, deliverers and our distributors are obligated by contract to provide monthly reports on their inventory levels and sales performance and cooperate with us on inventory checks. Nonetheless, we have not enforced this contractual right in order to maintain a positive working relationship with such parties and protect the sensitive business information contained in such data. Further, since we do not have full visibility of the business operations of our deliverers and distributors, we are unable to verify such inventory reports when provided. Instead, we mainly rely on our own monthly reports which are based on our own due diligence, communication with deliverers and distributors, and industry know-how to track the estimated inventory levels of our microwave ablation medical devices of our deliverers and distributors, and predict the sales trends of such devices. Based on such arrangement, we are not aware of any material amount of unsold inventory held by our distributors. However, there is no assurance that the information contained in our monthly reports, or the monthly reports provided by the deliverers and distributors, are accurate. As a result, we may not be able to predict customers’ preferences and anticipate the real market demands of our products. Any incorrect forecast or anticipation of market trends may negatively affect our ability to effectively manage its inventory and sales strategies, business performance and financial condition.

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

Effective protection of intellectual property is critical to maintaining our competitive position. As of December 31, 2025, we possessed, as sole owner or co-owner, a total of 54 registered patents in China and Better made applications for 18 additional patents. However, due to the complexity of patent application, the issuance of a patent may not be conclusive as to its inventorship, scope, validity or enforceability, and our patent applications may be challenged in courts or patent offices. Consequently, we do not know whether any of our technologies or products will be protectable or remain protected by valid and enforceable patents. Currently, we have one patent application that is not governed by any written joint ownership agreement. Pursuant to PRC laws, in the absence of an explicit agreement between the parties, either co-owner has the statutory right to exploit and non-exclusively license the patent as well as to share royalties. If we are unable to obtain patent protection with respect to our technologies and products, third parties could develop and commercialize technologies and products similar or identical to our and compete directly against us. Our ability to successfully commercialize any technology or product may be adversely affected, and our business, financial condition, results of operations and prospects could be materially harmed. Changes in the patent laws in China may diminish our ability to protect our inventions, obtain, maintain, defend, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patent rights. We cannot predict whether the patent applications we are currently pursuing and may pursue in the future will issue as patents or whether the claims of any future granted patents will provide sufficient protection from competitors.

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

We have in the past lost rights to one or more patents for failure to comply with the various renewal requirements and fees necessary to maintain those rights. As of December 31, 2025, we held 54 patents (including 17 patents of Changcheng Nanjing and 37 patents of Baide Suzhou), which are all in effect, compliant with PRC patent law and free from any right defects.

If our trademarks, trade names and other proprietary rights are not adequately protected, we may not be able to build name recognition in its markets of interest and our business may be adversely affected.

We own a number of trademarks in China for our brand name. As of December 31, 2025, we had registered 26 trademarks in China (and an affiliate has two trademarks used by us), which we believe are material to our business. All of our microwave ablation medical devices are offered to the market under our brand name. Our registered or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. Some of our distributors may use our trademarks and brand name when conducting sales and marketing activities. We may not be able to prevent unauthorized use of our trademarks and trade names by distributors, which may harm our brand and reputation. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Moreover, we cannot assure you that our trademarks will not be imitated, or there will be no counterfeits sold to our customers under our trademarks. End users may suffer from safety incidents caused by counterfeit products, which may subject us to costly investigations and counterfeit crack downs, and materially and adversely affect our business and reputation. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, financial condition, results of operations, and prospects.

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

Prior to the Business Combination, we had been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting: (1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements related to certain equity transactions, sales return, lease, and expense of prepayments for research and development costs; (2) and lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and documented controls which enable management and other personnel to understand and carry out their internal control responsibilities and to identify accounting adjustments related to certain equity transactions, sales return, lease, and expense of prepayments for research and development costs.

Our independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. As a remedial measure, we engaged an external consulting firm to perform U.S. GAAP conversion of its PRC financial statements. Following the listing, we formed an audit committee such that the internal audit department of us will be monitored by our leadership as part of our internal control. In addition, we intend to recruit qualified staff who will be able to assist us with fulfilling our financial reporting requirements. As of December 31, 2025, we had initiated the process of recruiting additional qualified accounting and financial reporting personnel with expertise in U.S. GAAP and SEC requirements. We continue to enhance our accounting policies and procedures documentation to establish a comprehensive manual in accordance with U.S. GAAP. The remediation plan remains ongoing, and management is actively monitoring the progress of these initiatives. We also may incur significant costs to execute various aspects of the remediation plan but cannot provide a reasonable estimate of such costs at this time. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

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

We may face additional tax liabilities, penalties, or interest as a result of tax self-review requirements or tax audits by PRC tax authorities.

The PRC tax authorities have recently intensified their enforcement efforts, including requiring many companies to conduct self-reviews of their tax compliance and to pay any identified underpaid taxes. We may receive requests or notifications to perform such a self-review. As part of this process, we may identify discrepancies or deficiencies in our historical tax filings, including but not limited to corporate income tax, value-added tax, withholding tax, or other tax obligations. If we discover underpayments, we will need to pay the additional taxes, along with potential late payment penalties and interest. The PRC tax authorities may also conduct their own audits and could reach conclusions different from ours, potentially resulting in additional assessments, fines, or penalties. Any such outcome could materially and adversely affect our financial condition, results of operations, and cash flows. The amount of any potential liability remains uncertain at this time, and we cannot assure you that we will not incur significant tax-related expenses or sanctions.

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

Our current auditor, Guangdong Prouden CPAs GP (“Guangdong Prouden”), is an independent registered public accounting firm registered with the PCAOB and is currently subject to the PCAOB inspections on a regular basis. Guangdong Prouden is not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. However, whether the PCAOB will re-evaluate its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and to pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain another registered public accounting firm that the PCAOB is able to inspect and investigate completely in 2025 and beyond, or if we otherwise fail to meet the PCAOB’s requirements, the Ordinary Shares will be delisted from the Nasdaq Stock Market, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations.

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

The exercise price for our Warrants is US$11.50 per share (subject to adjustment as described herein), which exceeds the closing price of the Ordinary Shares of US$0.075 per share on April 22, 2026. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of the Ordinary Shares. If the market price for the Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants.

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

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We have granted and will continue to grant equity awards to key employees under the 2024 Equity Incentive Plan which has an evergreen feature. Effective January 1,2026, the share reserve under the 2024 Equity Incentive Plan automatically increased by 1,229,381 Ordinary Shares. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Ordinary Shares to decline.

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

The Sponsor agrees that it not transfer any founder shares until the earlier of (A) one year after the completion of the Business Combination and (B) subsequent to the Business Combination, (x) the date on which we (or any company of which we become a direct or indirect wholly owned subsidiary pursuant to such Business Combination) completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of Class A Common Stock (or any securities into which shares of Class A Common Stock are converted or exchangeable pursuant to a Business Combination) for cash, securities or other property, or (y) if the VWAP of the Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing after the Business Combination.

We have filed (at our sole cost and expense) a resale registration statement, which has been declared effective by the SEC.

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

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (i) following the fifth anniversary of the listing of the SPAC, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

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

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the continued listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

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

Although we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in the current taxable year or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our securities and assets, including the composition of income and assets and the market value of shares and assets of certain subsidiaries, from time to time. Changes in the composition of our, or our subsidiaries’, income or assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

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

For U.S. federal income tax purposes, a corporation generally is considered to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under generally applicable U.S. federal income tax rules, we would be classified as a non-U.S. corporation (and, therefore, we would not be a U.S. tax resident) for U.S. federal income tax purposes because we are incorporated under the laws of the Cayman Islands. Section 7874 of the Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. If we were to be treated as a U.S. corporation for U.S. federal income tax purposes, we could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to our non-U.S. holders could be subject to U.S. withholding tax. In addition, even if we are not treated as a U.S. corporation, we may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that ownership attributable to former ExcelFin stockholders exceeds a threshold amount. If it were determined that we are treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by us would not qualify for “qualified dividend income” treatment, redemptions made by us of our stock would be subject to an excise tax of 1% of the fair market value of such stock under Section 4501 of the Code, and our U.S. affiliates after the completion of the First Merger could be subject to increased taxation under the inversion gain rules and Section 59A of the Code.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Our history traces back to June 2012 when Baide Suzhou Medical Co., Ltd., a limited liability company formed in the PRC (“Baide Suzhou”), was established by Haimei Wu, Wenyuan Wu, and two other independent third parties. Thereafter, we commenced our business, which consisted of the distribution of general medical devices in Guangdong, China. In May 2017, Baide Suzhou acquired a 51% equity interest in Nanjing Changcheng Medical Equipment Co., Ltd., a limited liability company formed in the PRC in January 2016 (“Nanjing Changcheng”) and expanded the Company’s business to include the development and provision of microwave ablation medical devices in China. In March 2019, Baide Suzhou acquired the remaining 49% equity interest in Nanjing Changcheng, and Nanjing Changcheng became a wholly owned subsidiary of Baide Suzhou. Over the years, Baird Medical has developed a strategically managed network with hospitals and medical device distributors, and has gradually expanded its market share in the distribution and sales of microwave ablation medical devices in the PRC.

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

B. Business Overview

We are a specialized healthcare innovator dedicated exclusively to thyroid related diseases. By combining extensive clinical understanding with cutting-edge technologies, we aim to transform traditional thyroid treatment through intelligent, non-invasive solutions. Our mission is to build an ecosystem that spans the entire treatment process, spanning from early screening and diagnosis to robotic-assisted ablation and posttreatment care.

Our core strengths lie in our successful development and commercialization of the thyroid microwave ablation system, as well as our active R&D pipeline featuring AI-integrated robotic systems. Our approach integrates hardware innovation, software intelligence and a comprehensive system mindset, positioning us to lead in a highly specialized and globally significant market.

What set us unique are our category focus, our full-stack technology strategy and our proven regulatory and commercial execution. Backed by a vision to deliver safer, faster, and more accurate thyroid care to patients worldwide, we are positioned to become the first global platform company dedicated to precision thyroid health.

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

Our products are ultimately sold to hospitals through (i) direct sales, (ii) deliverers, or (iii) distributors. Benefiting from our distributors’ established channels and resources, we have been able to cut costs and time in reaching target markets compared to the costs and time required to distribute those products through direct sales. See “Sales Channels” below for an explanation of the difference between deliverers and distributors. With a network of qualified deliverers, we have been able to sell products to a large group of hospitals at once. With our solid and strategically managed network of deliverers and distributors and close collaboration with medical associations and doctors through our sales and marketing efforts, we have seen the number of hospitals in China purchasing our products increase from approximately 505 in 2023 to approximately 579 in 2024 and further to 614 in 2025, with the number of Grade III hospitals (the highest tier hospitals in China as classified and graded pursuant to the Pilot Draft of the Hospital Hierarchy Management Scheme of the PRC) increasing from approximately 310 in 2023 and 2024 to approximately 329 in 2025, respectively.

Business Model

Our business primarily includes the design, development, manufacturing and sale of our proprietary microwave ablation medical devices and sales of other medical devices. In 2023, 2024 and 2025, the sales of microwave ablation medical devices represented 98.4%, 100.0% and 100.0% of our total revenue, respectively. In 2023, 2024 and 2025, the sales of other medical devices represented 1.6%, nil and nil of our total revenue, respectively.

Sales of proprietary microwave ablation medical devices

Microwave ablation needles

Our proprietary microwave ablation needles are used in conjunction with our proprietary microwave ablation therapeutic apparatus for microwave ablation treatments, and can be categorized into fine needles and long needles based on their length and diameter. Microwave ablation needles can penetrate the human body during a treatment and are non-reusable consumables. As of the date of this annual report, we have sold approximately 100,000 single-use microwave ablation needles.

Microwave therapeutic apparatus

We produce five models of proprietary microwave ablation therapeutic apparatus. As of the date of this annual report, we have sold more than 1,300 units of microwave ablation therapeutic apparatus. We develop the system and monitoring software embedded in our proprietary microwave ablation therapeutic apparatus. As of December 31, 2025, we had 28 registered software copyrights.

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

In 2023, 2024 and 2025, the Company’s sales of other medical devices accounted for 1.6%, nil and nil of its total sales revenue, respectively. The Company does not rely on any single-source supplier for the distribution sales of medical devices. Nor is the Company dependent on the sales from its distribution segment, which comprises a small portion of its overall sales. Many of the medical devices listed above are obtained by means of one-time supply transactions and therefore the Company does not expect to make, or rely on making, multiple recurring distribution sales of such medical products. In addition, revenue generated from distribution of the above medical devices constitutes only a relatively small proportion of, and has very little impact on, the Company’s overall revenue levels. Given the market potential of microwave ablation products and sales to date as discussed further below, the Company intends to focus its efforts on the research and development, manufacturing and sales of microwave ablation products, and will focus on the development of AI surgical machines and other minimally invasive medical devices for surgical procedures.

Our Production Process

As December 31, 2025, we had a production team consisting of 51 members. The following graphs illustrate the major production process for our microwave ablation medical devices:

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

Suppliers

Our suppliers represent (i) suppliers of direct materials for their production of microwave ablation medical devices, and (ii) suppliers of other medical devices. Typically, contractual agreements with our suppliers have a term of one year, and may be renewed. For the manufacturing of microwave ablation needles, the principal materials include metal, needles, needle connectors, plastic handles, coaxial cable and tube. For the manufacturing of microwave ablation therapeutic apparatus, the principal materials include peristaltic pump, monitor, and various components and accessories of computers. In 2023, 2024 and 2025, we purchased all of the materials from suppliers in China.

We enter into supply agreements on a case-by-case basis with suppliers of direct materials for microwave ablation medical devices. Purchase prices are usually determined with reference to the type and market price of the materials.

In 2023, 2024 and 2025, we also had four, one and two major suppliers that contributed more than 10% of our total cost of revenues, respectively. Our largest supplier in 2023 accounted for 1.1 million, or 25.4% of our total cost of revenues. Our second largest supplier in 2023 accounted for 1.0 million, or 24.5% of our total cost of revenues in the same period. Our largest supplier in 2024 accounted for US$1.7 million, or 38.3% of our total cost of revenues in the same period. Our largest supplier in 2025 accounted for US$1.7 million, or 46.0% of our total cost of revenues in the same period. Our second largest supplier in 2025 accounted for US$1.1 million, or 29.6% of our total cost of revenues in the same period.

In 2023, 2024 and 2025, we did not experience any material disputes with our suppliers, difficulties in the procurement process, or interruptions in our operations due to any shortage or delay of materials supplied. We maintain a list of qualified suppliers of key materials for microwave ablation medical devices, which is reviewed and updated annually. Qualified suppliers are selected based on a variety of factors, including price, quality and customer service.

Quality Control and Management

We aim to achieve high standard of quality control and management on a consistent basis and to maintain quality, safe and effective performance throughout the manufacturing process. We have adopted internal quality control procedures to implement stringent measures throughout the process, from procurement of materials to completion and inspection of products. As of December 31, 2025, our quality control department had 16 employees. The following sets forth a summary of our key quality control measures.

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

Sales Channels

In 2023, 2024 and 2025, substantially all of our revenue was derived from the PRC. Our products are ultimately sold to hospitals for use by their patients. These hospitals include Grade II and Grade III hospitals (as classified and graded pursuant to the Pilot Draft of the Hospital Hierarchy Management Scheme of the PRC) across 24 provinces, municipalities and autonomous regions in China. In 2023, 2024 and 2025, approximately 505, approximately 579 hospitals and approximately 614 in China procured our products, respectively, among which approximately 310, approximately 310 and approximately 329 were Grade III hospitals, respectively.

Our products are sold to hospitals through (i) direct sales, (ii) deliverers, or (iii) distributors. We choose among these sales channels primarily based on our own capacity to sell and promote our products in any particular hospitals or regions, compared to the sales network and services offered by deliverers or distributors. Among all sales to hospitals in 2023, 2024 and 2025, our products were sold directly to hospitals, through deliverers, and through distributors to in terms of revenue are US$1.3 million, US$15.2 million and US$15.0 million, respectively, in 2023, and US$3.1 million, US$16.8 million and US$17.2 million, respectively, in 2024, and US$1.4 million, US$2.7 million and US$18.4 million, respectively, in 2025.

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

Sales through deliverers

We also engage qualified deliverers to fulfill our hospital sales. As a hospital procures a wide variety of medical devices on a regular basis, for simple administration, some hospitals may prefer to procure from a deliverer who provides a wide selection of products instead of engaging separate medical device and pharmaceutical manufacturers for each individual product. Through deliverers, we can also leverage their networks to sell our products to a larger number of hospitals while reducing our administrative resources. Our deliverers mainly include state-owned companies in the PRC or publicly traded companies, which primarily engage in the distribution of medical devices and pharmaceutical products with wide distribution networks in China. As of December 31, 2023, 2024 and 2025, we engaged 26, 14 and 11 deliverers, respectively.

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

Sales through distributors

We sell products partly through third-party distributors. Leveraging local resources and experiences of the distributors, we are able to reach customers located in additional geographical areas across China in a cost-effective manner. Our distributors mainly include small and medium-sized businesses engaged in medical devices distribution, which typically possess a large customer base. As of December 31, 2023, 2024 and 2025, we did business with 125, 123 and 119 distributors, respectively.

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

Customers

Our customers primarily include distributors and hospitals in China. For the year ended December 31, 2025, the two largest customers each accounted for 23.3% and 12.0% of our total revenue, respectively. For the year ended December 31, 2024, the four largest customers each accounted for 25.6%, 14.4%, 11.6% and 10.2% of our total revenue, respectively. For the year ended December 31, 2023, the two largest customers each accounted for 14.3% and 10.4% of our total revenue, respectively. Other than that, no single customer comprises over 10% of revenue in 2023, 2024 and 2025. The material terms of our agreements with these customers include common sale of goods terms, such as product name, product model, product price and settlement of payment. Pursuant to such agreements, our customers purchase our products based on their actual product needs as opposed to minimum purchase requirements. The termination provisions of such agreements provide that the agreements may be terminated by the Company if any one of a number of conditions are satisfied, including, among others, if contractual performance becomes impossible due to force majeure, or if the customer declares it will not fulfill its obligations under the sales contract or fails to do so despite a demand by the Company. There are no other special provisions or arrangements with these customers compared to other customers of the Company.

Product Return and Exchanges

We are responsible for product defects according to PRC laws and regulations. Our return and exchange policy are to accept only defective products for return or exchange. There is no significant sales return for the years ended December 31, 2023, 2024 and 2025.

Research and Development

We attach great importance to research and development. As of December 31, 2025, we possessed 54 patents in the PRC and 18 pending patent applications. Further details of such patents and patent applications are described in the section titled “Intellectual Property” below. As of December 31, 2025, the Company held four Class III registration certificates: microwave therapeutic instrument and accessories (which is valid between until February 5, 2028), disposable microwave ablation needle (which is valid until July 12, 2028), disposable microwave ablation needle (which is valid until March 18, 2029) and disposable microwave ablation needle (which is valid until December 3, 2028). We have successfully obtained the registration certificate for the Class III Certificate for MWA needles.

As of December 31, 2025, our research and development team consisted of 30 members, led by our chief technical officer, Mr. Rongjian Lu. We have established a research and development committee to oversee the key stages of our research and development processes, advise on research and development strategies and review and status and progress of new research projects. In 2023, 2024 and 2025, we incurred research and development expenses of US$4.3 million, US$6.2 million and US$20.1 million, respectively.

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

Properties and Facilities

We currently do not own any properties as we lease the properties for our principal executive offices, located at Room 202, 2/F, Baide Building, Building 11, No.15, Rongtong Street, Yuexiu District, Guangzhou, in China. We also lease two manufacturing plants in Nanjing and Taicang, China from third party landlords located in the Jiangning District of Nanjing and Taicang Port Economic and Technological Development Zone. We believe that the offices and manufacturing plants that are currently leased are adequate to meet our needs for the foreseeable future. These two manufacturing plants have an aggregate floor area of approximately 6,502 square meters.

Branding and Marketing

We market our products and promote our brand mainly through our in-house sales and marketing department and distribution networks. As of December 31, 2025, our in-house sales and marketing department consisted of 28 members. As of the date of this annual report, we have established six local sales representatives in the United States, and we have collaborated with reputable higher education institutions in the United States.

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

Additionally, as part of our marketing strategy, we actively participate in medical conferences in China. In 2023, 2024 and 2025, we participated in more than 100 medical conferences. Our sales and marketing department also coordinates with marketing services providers on sales and marketing initiatives. Such services providers will participate in national and local academic medical conferences to promote our brand and our products from time to time.

Intellectual Property

We regard our intellectual property rights as one of the fundamental factors to the success of our business and are committed to protecting our intellectual property rights. As of December 31, 2025, we possessed, as the sole owner or co-owner, a total of 54 patents in China. As of December 31, 2025, we had applications pending for 28 patents in China. In 2023, 2024 and 2025, we were not aware of any material infringement of others’ intellectual property rights by us.

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

Employees

We had a total of 146 employees as of December 31, 2025. All of our employees are based in Mainland China and the United States. The following table sets forth a breakdown of our employees as of December 31, 2025, by function:

Function	Number
Procurement	4
Quality Control	16
Finance	7
Sales and Marketing	28
Production	51
Research and Development and Technical	16
Administration and General Management	26
Total	146

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

Insurance

We maintain insurance policies that are required under PRC laws and regulations as well as policies based on our assessment of our operational needs and industry practice. We are subject to the social insurance system of the PRC and are required to make contributions for our employees toward five categories of insurance, including basic pension, basic medical, unemployment, work injury and maternity. Consistent with customary practice in China, we do not maintain any insurance policies for business interruption, product liability or litigation. We believe that our existing insurance coverage is in line with industry norms in the PRC and is sufficient for our current operations. We will regularly review and assess our insurance practice based on our needs and industry practice. During the fiscal years ended December 31, 2023, 2024 and 2025, we did not experience any material insurance disputes.

Seasonality

In 2023, 2024 and 2025, our sales volume in the first half of the year was generally lower than the sales volume in the second half of a year, as customers tend to procure more of our products in the second half of a year, which is common for microwave ablation medical device manufacturers in the PRC.

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

The medical device catalogue of clinical trial exemption shall be formulated, amended and promulgated by the NMPA, such as the Notice of the Newly Revised Catalogue of Medical Devices Exempted from Clinical Trials promulgated by the NMPA on September 28, 2018 and the Notice of New and Revised Catalogue of Medical Devices Exempted from Clinical Trials promulgated by the NMPA on December 13, 2019. Medical device products that are not included in the exemption catalogue shall be analyzed and evaluated through the data obtained from the clinical trials or clinical application of the same categories of medical devices. On September 16, 2021, the NMPA issued the 2021 Exemption Catalogue with an effective date of October 1, 2021, which replaced the aforementioned Catalogue of Medical Devices Exempted from Clinical Trials and its amendments. As for certain high-risk Class III medical devices, the NMPA’s approvals are required before clinical trials can be carried out. Under such requirement, the NMPA promulgated the Notice of Publication of the List of Class III Medical Devices Requiring Clinical Trial Approval on August 25, 2014, which was amended and came into effect on September 14, 2020. Where the safety and efficacy of such medical devices can be proved, the applicant may reference this proof in the course of registration application and submit relevant proofing materials.

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

We have obtained the Class III medical device registration certificate for our microwave ablation therapeutic apparatus specifically indicated for liver cancer and thyroid nodule (which are our major products). As of December 31, 2025, there were two Class III registration certificates under the Company’s name: microwave therapeutic instrument and accessories (which is valid until February 5, 2028) and disposable microwave ablation needle (which is valid until July 12, 2028). We have also successfully obtained the registration certificate for the Class III Certificate for MWA Needles and one registration certificate for Class II medical devices in the PRC in relation to disposable sterile biopsy needles.

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

Currently, some provinces in the PRC have formulated relevant rules and regulations to implement the “two-invoice system” in the field of high-value medical consumables. For example, in July 2018, the Fujian Provincial Medical Security Management Committee Office promulgated, for instance, the Notice on the Sharing of Transparent Procurement Results of Medical Devices (Medical Consumables) Across the Province. In November 2017, five local government departments of Anhui Province including promulgated by the Fujian Provincial Medical Security Management Committee Office in July 2018, and Drug Administration of Anhui Province issued the Opinions on Implementation of the “Two Invoice System” in Medical Consumables Procurement by Public Medical Institutions in Anhui Province (for Trial Implementation) was issued by five local government departments of Anhui Province including Food and Drug Administration of Anhui Province in November 2017. According to the Notice of the General Office of the State Council on Promulgation of the Reform Plan for the Control of High-value Medical Consumables, high value medical consumables refer to medical consumables used directly on human bodies which have strict safety requirements, high clinical demand, higher price and heavy burden on the public’s financial affordability. The Ministry of Health, the Office of the State Council to Rectify Unhealthy Trends in the Industry, the National Development and Reform Commission, the Ministry of Supervision, the State Administration for Industry and Commerce, and the State Food and Drug Administration promulgated the Administrative Norms on Centralized Procurement of High-value Medical Consumables Notice on December 17, 2012, which is attached with a reference list of high-value medical consumables. We will strictly abide by the regulations of each region and conduct sales in accordance with the local regulations.

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

The General Office of the State Council further released the Guidance on Further Deepening the Reform of the Payment Method of Basic Medical Insurance in June 2017. The main objectives were to implement a diversified reimbursement mechanism including diagnosis related groups, per-capita caps, and per-bed-day caps. Local administration of healthcare security has introduced a total budget control for their jurisdictions and increased decision-making ability in connection with the amount of reimbursement to public hospitals based on hospitals’ performance and the spending targets of individual basic medical insurance funds.

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

Laws and Regulations on Anti-Unfair Competition

Since early 1990s, the legislative authorities at different levels in China have promulgated certain laws and regulations in respect of commercial bribery. According to the Anti-Unfair Competition Law of the PRC (“Anti-Unfair Competition Law”), which was passed by the Standing Committee of the NPC (the “SCNPC”) on September 2, 1993, became effective as at December 1, 1993, and was most recently amended on April 23, 2019, unfair competition refers to an operator that disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti- unfair Competition Law. in the production and operating activities. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity, and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

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

Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version)

Pursuant to the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “Negative List 2021”) promulgated on December 27, 2021 and effective on January 1, 2022, limitations were stipulated for foreign investments in different industries in the PRC. Foreign investments shall be classified into two categories, namely the Catalog of Encouraged Industries for Foreign Investment and the Special Management Measures (Negative List) for the Access of Foreign Investment. The Negative List 2021 provides restrictions on shareholding ratio and requirements on senior management personnel in restricted industries and prohibitions on foreign investment in certain industries. Industries that do not fall within the Negative List 2021 are industries permitted for foreign investment, and foreign investments in such permitted industries shall be subject to the same requirements on domestic investments.

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

Certain subsidiaries of the Company have been qualified as “Small Profit Enterprises”. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million, approximately $139,130, of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million, approximately $417,391, of the assessable profit before tax is subject to the tax rate of 20%.

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

C. Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this annual report:

Company Name	Jurisdiction of Incorporation or Organization
Baird Medical LLC*	Delaware
Betters Medical NewCo, LLC*	Delaware
ExcelFin Acquisition Corp.*	Delaware
Tycoon Choice Global Limited*	British Virgin Islands
Baide Medical Investment Company Limited**	Hong Kong
Baide (Guangdong) Capital Management Company Limited**	People’s Republic of China
Guangzhou Dedao Capital Management Company Limited**	People’s Republic of China
Guangzhou Baihui Corporate Management Company Limited**	People’s Republic of China
Guangzhou Zhengde Corporate Management Company Limited**	People’s Republic of China
Guangzhou Yide Capital Management Company Limited**	People’s Republic of China
Baide (Suzhou) Medical Company Limited** (f/k/a Guangdong Baide Medical Company Limited)	People’s Republic of China
Henan Ruide Medical Instrument Company Limited**	People’s Republic of China
Nanjing Changcheng Medical Equipment Company Limited**	People’s Republic of China
Guoke Baide (Guangdong) Medical Company Limited**	People’s Republic of China
Nanjing Baide Wei Medical Technology Company Limited**	People’s Republic of China
Ruikeen Biological Technology (Guangzhou) Company Limited**	People’s Republic of China
Guangzhou Fangda Medical Technology Company Limited**	People’s Republic of China
Junde (Guangzhou) Medical Technology Company Limited**	People’s Republic of China
Shengde (Guangzhou) Medical Technology Company Limited**	People’s Republic of China
Suzhou Kangchuang Medical Company Limited**	People’s Republic of China
Hainan Haike Baide Medical Company Limited**	People’s Republic of China
*	Direct subsidiary
**	Indirect subsidiary

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

Overview

We are a specialized healthcare innovator dedicated exclusively to thyroid related diseases. By combining extensive clinical understanding with cutting-edge technologies, we aim to transform traditional thyroid treatment through intelligent, non-invasive solutions. Our mission is to build an ecosystem that spans the entire treatment process, spanning from early screening and diagnosis to robotic-assisted ablation and posttreatment care.

Our core strengths lie in our successful development and commercialization of the thyroid microwave ablation system, as well as our active R&D pipeline featuring AI-integrated robotic systems. Our approach integrates hardware innovation, software intelligence and a comprehensive system mindset, positioning us to lead in a highly specialized and globally significant market.

What set us unique are our category focus, our full-stack technology strategy and our proven regulatory and commercial execution. Backed by a vision to deliver safer, faster, and more accurate thyroid care to patients worldwide, we are positioned to become the first global platform company dedicated to precision thyroid health.

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

Our products are ultimately sold to hospitals through (i) direct sales, (ii) deliverers, or (iii) distributors. Benefiting from our distributors’ established channels and resources, we have been able to cut costs and time in reaching target markets compared to the costs and time required to distribute those products through direct sales. See “Sales Channels” below for an explanation of the difference between deliverers and distributors. With a network of qualified deliverers, we have been able to sell products to a large group of hospitals at once. With our solid and strategically managed network of deliverers and distributors and close collaboration with medical associations and doctors through our sales and marketing efforts, we have seen the number of hospitals in China purchasing our products increase from approximately 505 in 2023 to approximately 579 in 2024 and further to 614 in 2025, with the number of Grade III hospitals (the highest tier hospitals in China as classified and graded pursuant to the Pilot Draft of the Hospital Hierarchy Management Scheme of the PRC) increasing from approximately 310 in 2023 to approximately 310 in 2024 and further to 329 in 2025.

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

In addition, in 2021, China started to initiate centralized procurement pilot programs in an effort to regulate prices of medical devices through Company procurement at the provincial level. Our products have not been covered by centralized national procurement as of the date of this annual report. However, on August 8, 2025, the Medical Insurance Bureau of Heilongjiang Province issued the “Notice on Carrying out Information Maintenance Work for Vena Cava Filters and Ablation Electrodes as Medical Consumables”, outlining the work plan. Starting from August 11, 2025, the information maintenance work for vena cava filters and ablation electrodes as medical consumables will be organized. The provinces (including autonomous regions and municipalities) participating in this centralized procurement include Tianjin, Hebei, Shanxi, Inner Mongolia Autonomous Region, Liaoning, Jilin, Jiangxi, Henan, Hubei, Hunan, Guangxi Zhuang Autonomous Region, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Tibet Autonomous Region, Shaanxi, Gansu, Qinghai, and Ningxia Hui Autonomous Region. It is out of our control as to whether or when the centralized national procurement will cover the types of products that we produce. If our products were covered by the centralized national procurement in the future, the price of our products may decrease, which could harm our profitability, if any increase in sales volume fails to fully compensate for such decrease in price.

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

The Discontinuation of Preferential Tax Treatments or Government Incentives

Pursuant to the EIT Law, the EIT rate generally applicable in the PRC has been 25%. However, Nanjing Changcheng and Baide Suzhou, our principal operating subsidiaries, have been accredited as a High and New Technology Enterprise under the relevant PRC laws and regulations since 2020 and 2021 respectively. Accordingly, Nanjing Changcheng and Baide Suzhou were entitled to a preferential tax treatment of 15% for the fiscal years ended December 31, 2023, 2024 and 2025.

Moreover, according to the relevant laws and regulations promulgated by the State Tax Bureau of the PRC, for enterprises engaging in R&D activities, the Super Deduction ratio is 75% from January 1, 2018 to September 30, 2022. From October 1, 2022 onwards, the Super Deduction ratio is 100%. In addition, the Super Deduction ratio for outsourced R&D expenses is 80%. Two PRC subsidiaries of Pubco have claimed such Super Deduction in ascertaining its tax assessable profits in the fiscal years ended December 31, 2023, 2024 and 2025. If we fail to maintain or renew the High and New Technology Enterprise accreditation or if any of the preferential tax treatments or government grants discontinue or reduce, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Our long-lived assets are all located in China, and the amount of long-lived assets attributable to any individual other country is not material. The following table presents the Company’s revenue disaggregated by geographic region based on the location of customers for the years ended December 31, 2025, 2024 and 2023:

	For the years ended
	December 31,
	2025	2024	2023
PRC	$13,495,375	36,184,886	31,457,908
Hong Kong	7,988,415	—	—
United States	938,745	852,222	—
Malaysia	106,002	—	—
Nepal	8,479	—	—
Total	$22,537,016	$37,037,108	$31,457,908

The following table presents our revenues by customer types:

	For the year ended December 31,
	2025	2024	2023
Distributors	$18,407,591	$17,220,009	$14,995,701
Direct customers	4,129,425	19,817,099	16,462,207
Total	$22,537,016	$37,037,108	$31,457,908

The following table presents our revenues by product lines:

	For the Year Ended December 31,
	2025		2024		2023
	Revenue	%	Revenue	%	Revenue	%
Sales of MWA devices	$22,537,016	100	$37,027,277	100	$30,940,383	98
– MWA needles	17,214,751	76	33,826,455	91	26,278,169	84
– MWA therapeutic apparatus	5,322,265	24	3,200,822	9	4,662,214	14
Sales of other medical devices	—	—	9,831	—	517,525	2
Total	$22,537,016	100	$37,037,108	100	$31,457,908	100

Cost of Revenues

Our cost of revenues mainly consisted of (1) costs of other medical devices; (2) direct material costs for our proprietary MWA medical devices; (3) direct staff costs; (4) production overheads; and (5) distribution costs.

Gross Profit and Gross Margin

Our gross profit was US$27.2 million, US$32.7 million and US$18.9 million in 2023, 2024 and 2025, respectively. Our gross profit margin was 86.6%, 88.2% and 83.8% in 2023, 2024 and 2025, respectively.

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Operating expenses:
Selling and marketing expenses	2,547,000	8	4,061,116	11	10,264,507	46
General and administrative expenses	8,546,880	27	7,103,226	19	14,119,024	63
Research and development expenses	4,274,894	14	6,174,365	17	20,131,012	89
Total operating expenses	15,368,774	49	17,338,707	47	44,514,543	198

Selling and marketing expenses

Selling and marketing expenses primarily consisted of meeting expenses, salary cost relating to our sales and marketing personnel, share-based compensation expenses, and also included entertainment, travelling and other expenses relating to our marketing activities.

General and administrative expenses

General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, rental expenses, depreciation and amortization expenses, office overhead, share-based compensation expenses, professional service fees and travel and transportation costs.

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

Income Tax Provision

We had provision for income taxes of US$1.7 million, US$1.5 million and US$1.2 million in 2023, 2024 and 2025, respectively. The decrease of provision for income taxes in 2024 was primarily due to the net loss incurred, more deductible R&D expenditure and the utilization net operating loss carried forward from the PRC entities. The decrease of provision for income taxes in 2025 was primarily due to the net loss incurred.

Net Loss/Income

We had net income of US$10.7 million, US$12.6 million and net loss of US$27.5 million in 2023, 2024 and 2025, respectively. Our net income margin was 33.9%, 34.0% and net loss margin was 122.2% in 2023, 2024 and 2025, respectively.

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

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues	$31,457,908	$37,037,108	$22,537,016
Cost of revenues	(4,227,409)	(4,383,363)	(3,653,278)
Gross profit	27,230,499	32,653,745	18,883,738
Operating expenses:
Selling and marketing expenses	(2,547,000)	(4,061,116)	(10,264,507)
General and administrative expenses	(8,546,880)	(7,103,226)	(14,119,024)
Research and development expenses	(4,274,894)	(6,174,365)	(20,131,012)
Total operating expenses	(15,368,774)	(17,338,707)	(44,514,543)
Income/(loss) from operations	11,861,725	15,315,038	(25,630,805)
Interest expense	(285,833)	(576,752)	(737,671)
Interest income	1,562	393	301
Subsidy income	791,959	266	93,394
Other expenses, net	(10,211)	(651,657)	(100,195)
Income/(loss) before income tax	12,359,202	14,087,288	(26,374,976)
Income tax provision	(1,701,019)	(1,489,190)	(1,166,148)
Net income/(loss)	$10,658,183	$12,598,098	(27,541,124)
Other comprehensive loss/(income), net of tax
Foreign currency translation adjustment	$(728,688)	$(1,135,939)	1,786,857
Comprehensive income/(loss)	$9,929,495	$11,462,159	(25,754,267)
Net income/(loss) attributable to controlling shareholders	$10,545,978	$12,453,369	(27,278,005)
Basic earnings/(loss) per common share	0.51	0.57	(0.98)
Diluted earnings/(loss) per common share	0.51	0.57	(0.98)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total revenues decreased by 39.2% from US$37.0 million in 2024 to US$22.5 million in 2025. The overall decrease in our revenue was due to the decrease in demand and sales of MWA devices in 2025.

Our revenue from direct customers decreased from US$19.8 million in 2024 to US$4.1 million in 2025, primarily due to the decrease in the sales volume and in the sales prices. With respect to the sales of MWA needles, revenue decreased due to a decrease in overall sales volume. With respect to the sales of microwave therapeutic apparatuses, revenue decreased primarily due to the decreases in the selling price and sales volume. With respect to the sales of other medical devices, revenue amount was immaterial in 2024 and 2025. Therefore, there was an overall decrease in revenue.

Our revenue from distributors increased from US$17.2 million in 2024 to US$18.4 million in 2025, primarily due to the increase in the selling price, partially offset by the changes in the sales volume.

Cost of revenues

Our cost of revenues decreased by 16.7% from US$4.4 million in 2024 to US$3.7 million in 2025, primarily due to the overall decrease in revenue. Our cost of revenues mainly consisted of (i) costs of other medical devices; (ii) direct material costs for our proprietary MWA medical devices; (iii) direct staff costs; and (iv) production overheads; (v) distribution costs.

Gross profit and gross margin

As a result of the above, our gross profit decreased from US$32.7 million in 2024 to US$18.9 million in 2025. And our gross profit margin decreased from 88.2% in 2024 to 83.8% in 2025.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses increased by US$6.2 million from US$4.1 million in 2024 to US$10.3 million in 2025, primarily due to the increases in share-based compensation expenses and staff cost. Accordingly, our selling and marketing expenses accounted for 45.5% and 11.0% of our revenues in 2025 and 2024, respectively.

Research and development expenses

Research and development expenses primarily consisted of CRO (Contract Research Organization) and other research and development service fee and depreciation expense related to equipment used for research and development, compensation and benefit expenses relating to our research and development personnel, as well as office overhead and other expenses relating to our R&D activities. Our research and development expenses increased by US$13.9 million from US$6.2 million in 2024 to US$20.1 million in 2025, primarily due to the increased FDA certification fees, CE Marking fee, and R&D expenditures on AI ablation systems and equipment. Accordingly, our research and development expenses accounted for 89.3% and 16.7% of our total revenues in 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses increased from US$7.0 million in 2024 to US$14.1 million in 2025, which is primarily due to the increases in share-based compensations expenses and staff cost.

Loss/income from operations

As a result of the above, we incurred a loss from operations of $25.6 million in 2025, as compared to an income from operations of $15.3 million in 2024.

Other (expenses)/income, net

We incurred total other expenses, net of US$0.7 million in 2025, as compared to total other expenses, net of US$1.2 million in 2024, primarily because (1) our interest expense increased from US$0.6 million in 2024 to US$0.7 million in 2025, primarily due to increase in bank borrowings, (2) we incurred subsidy income of US$0.09 million in 2025, as compared to US$266 in 2024, and (3) our other expenses decreased from US$0.7 million in 2024 to US$0.1 million in 2025, primarily due to the administrative penalty in November 2024, we did not experience such kind of administrative penalty in 2025.

Loss/Income before income tax

As a result of the above, we incurred a loss before income tax of $26.4 million in 2025, as compared to an income before income tax of $14.1 million in 2024.

Income tax provision

Our provision for income tax decreased from US$1.5 million in 2024 to US$1.1 million in 2025, primarily due to net loss incurred in 2025.

Net loss/income

As a result of the above, we incurred a net loss of $27.5 million in 2025, as compared to a net income of $12.6 million in 2024.

Other comprehensive income or loss

Foreign currency translation adjustments amounted to a loss of US$1.1 million and a gain of US$1.8 million in 2024 and 2025, respectively.

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

Cost of revenues

Our cost of revenues increased by 3.7% from US$4.2 million in 2023 to US$4.4 million in 2024, primarily due to the overall increase in revenue. Our cost of revenues mainly consisted of (i) costs of other medical devices; (ii) direct material costs for our proprietary MWA medical devices; (iii) direct staff costs; and (iv) production overheads; (v) distribution costs.

Gross profit and gross margin

As a result of the above, our gross profit increased from US$27.2 million in 2023 to US$32.7 million in 2024, and our gross profit margin increased from 86.6% in 2023 to 88.2% in 2024.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2024 and 2025, we had cash and restricted cash of approximately US$3.0 million and US$0.6 million, respectively. There was no restricted cash as of December 31, 2024. The restricted cash amount was approximately US$0.4 million as of December 31, 2025. As of December 31, 2025, the Company had a working capital balance of $22.6 million. Additionally, Betters Medical Investment Holdings Limited, the controlling shareholder of the Company, together with Haimei Wu, the Chairwoman of the Board of Directors and Chief Executive Officer of the Company, confirmed that their current intention was to provide adequate financial support to us as is necessary to ensure our continuing operation for a period of at least 12 months from the date of issuance of the financial statements for the year ended December 31, 2025, including (but not limited to) maintaining loan guarantees and providing additional working capital. We believe that we will have sufficient working capital to operate our business for the next 12 months from the date of issuance of this financial statement.

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$

Net cash used in from operating activities	$(1,019,964)	$(6,313,115)	$(1,344,032)
Net cash used in investing activities	(2,652,618)	(2,467,043)	(42,315)
Net cash generated from/(used in) financing activities	3,475,248	10,334,146	(1,393,823)
Effect of exchange rate changes on cash and restricted cash	(3,108)	(94,273)	375,788
Net (decrease)/increase in cash and restricted cash	(200,442)	1,459,715	(2,404,382)
Cash and restricted cash at beginning of the year	1,710,926	1,510,484	2,970,199
Cash and restricted cash at end of the year	$1,510,484	$2,970,199	$565,817

Operating activities

Net cash used in operating activities was US$1.3 million in 2025, primarily due to net loss of US$27.5 million, as adjusted by (1) certain non-cash items, including depreciation of property, plant and equipment of US$1.1 million, Share-based compensation of US$17.5 million, and (2) changes in working capital that positively affected our operating cash flows, including a decrease in trade receivables of US$5.3 million, a decrease in prepayments of US$1.4 million, an increase in trade payables of US$0.5 million, partially offset by changes in working capital that negatively affected our operating cash flows, including a decrease in other payables and accrued expenses of US$0.5 million, and an decrease in operating lease liabilities of US$0.3 million.

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

Investing activities

Net cash used in investing activities was US$42,315 in 2025, primarily due to purchase of property and equipment.

Net cash used in investing activities was approximately US$2.5 million, US$2.7 million in 2024 and 2023, primarily due to purchase of property and equipment.

Financing activities

Net cash used in financing activities was approximately US$1.4 million in 2025, primarily due to repayments of short-term bank loans of US$17.8 million and repayment of long-term loan of US$2.3 million, partially offset by withdrawal of short-term bank loans of US$11.5 million, proceeds from long-term loan of US$6.4 million, and proceeds of Interest-free advances for operation from related parties of US$0.9 million.

Net cash provided by financing activities was approximately US$10.3 million in 2024, primarily due to proceeds from PIPE investment of US$2.9 million, proceeds from short-term bank loans of US$19.3 million, and proceeds from long-term loan of US$2.8 million, partially offset by repayment of short-term bank loans of US$11.0 million, repayment of long-term loan of US$0.8 million and payment of listing cost of US$2.9 million.

Net cash provided by financing activities was approximately US$3.5 million in 2023. During the fiscal year 2023, we had withdrawal of short-term bank loans of approximately US$9.6 million, and repayments of short-term bank loans of approximately US$7.5 million, and proceeds from long-term loan of approximately US$2.5 million and repayment of long-term loan of approximately US$0.2 million, and repayment of Interest-free advances for operation to a related party of approximately US$0.1 million, and payment of listing cost of US$0.9 million.

Capital Expenditure

We incurred capital expenditure of US$2.6 million, US$2.9 million and US$42,315 in 2023, 2024 and 2025, respectively, primarily in connection with purchase of R&D equipment. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the Business Combination and other financing alternatives. We will continue to incur capital expenditure to support the growth of our business.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Expected credit losses in 2023

We recorded an allowance for expected credit losses of US$2.8 million as of December 31, 2023.

In the first half of 2023, we used an individual basis and pool basis of the customers sharing similar risk characteristics by applying the roll rate method under the Current Expected Credit Loss Model (“CECL Model”). We have identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on our specific facts and circumstances. We use roll rate method to calculate average expected loss rate under pool basis. We consider the co-relationship between micro economic environment and overall default rate and calculated the future adjustment indicator use logistic regression model.

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

As a result of this change in accounting estimate, the allowance for expected credit losses for accounts receivable as of December 31, 2023, is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$1,991,596	$31,949,487	$33,941,083
Less: allowance for expected credit losses	(1,991,596)	(849,596)	(2,841,192)
Accounts receivable, net	—	31,099,891	31,099,891
Allowance Ratio	100%	2.7%	8.4%

We use an individual basis and pool basis to assess credit losses. For the individual basis assessment, we perform a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers a variety of factors, including but not limited to: the longevity and history of the relationship with the customer, the customer’s historical default record and payment patterns, the customer’s current financial condition, the customer’s creditworthiness, and our future business prospects with the customer. Based on this comprehensive qualitative analysis, management determines the appropriate amount of allowance for expected credit losses for each specific customer on an individual basis.

Expected credit losses in 2024

We recorded an allowance for expected credit losses of US$4.0 million as of December 31, 2024. For the year ended December 31, 2024 individual basis analysis, we perform a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers a variety of factors, including but not limited to: the longevity and history of the relationship with the customer, the customer’s historical default record and payment patterns, the customer’s current financial condition, the customer’s creditworthiness, and our future business prospects with the customer. Based on this comprehensive qualitative analysis, management determines the appropriate amount of allowance for expected credit losses for each specific customer on an individual basis.

The allowance for expected credit losses for accounts receivable as of December 31, 2024 is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$2,098,602	48,470,096	50,568,698
Less: allowance for expected credit losses	(2,098,602)	(1,894,320)	(3,992,922)
Accounts receivable, net	—	46,575,776	46,575,776
Allowance Ratio	100%	3.9%	7.9%

Current Expected Credit Losses in 2025

We recorded an allowance for expected credit losses of US$4.8 million as of December 31, 2025. For the year ended December 31, 2025 individual basis analysis, we perform a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers a variety of factors, including but not limited to: the longevity and history of the relationship with the customer, the customer’s historical default record and payment patterns, the customer’s current financial condition, the customer’s creditworthiness, and our future business prospects with the customer. Based on this comprehensive qualitative analysis, management determines the appropriate amount of allowance for expected credit losses for each specific customer on an individual basis.

The allowance for expected credit losses for accounts receivable as of December 31, 2025 is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$2,131,144	45,154,249	47,285,393
Less: allowance for expected credit losses	(2,131,144)	(2,625,330)	(4,756,474)
Accounts receivable, net	—	42,528,919	42,528,919
Allowance Ratio	100%	5.8%	10.1%

Prepayments for research and development

We make prepayments to third-party vendors and research institutions for R&D activities. These prepayments are expensed over the periods during which the related R&D services are performed. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for credit losses is recorded in the period when loss is probable. As of December 31, 2023, 2024 and 2025, there was no allowance for prepayments for R&D.

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

As of December 31, 2023, 2024 and 2025, prepaid research and development was US$7.6 million, US$13.3 million and US$11.8 million, respectively. These amounts primarily relate to contracts with third-party research organizations for ongoing research projects. The significant increases in prepayments in the year ended December 31, 2024 were due to the advancement of research and development projects. The decreases in prepayments in the year ended December 31, 2025 were due to significant progress had been made in several research and development projects.

Change in Accounting Estimates

Expected credit losses

In the first half of 2023, we used an individual basis and pool basis of the customers sharing similar risk characteristics by applying the roll rate method under the Current Expected Credit Loss Model (“CECL Model”). We have identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on our specific facts and circumstances. We use roll rate method to calculate average expected loss rate under pool basis. We consider the co-relationship between micro economic environment and overall default rate and calculated the future adjustment indicator use logistic regression model.

For the second half year of 2023 and 2024, we still used an individual basis and pool basis to assess credit losses. When reassessing our methodology for calculating expected credit losses for customers sharing similar risk characteristics, we changed from using roll rate method to aging group method. This change in technique is based on newly obtained information and is considered an accounting estimate change.

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

As a result of this change in accounting estimate, the allowance for expected credit losses for accounts receivable as of December 31, 2023, is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$1,991,596	$31,949,487	$33,941,083
Less: allowance for expected credit losses	(1,991,596)	(849,596)	(2,841,192)
Accounts receivable, net	—	$31,099,891	$31,099,891
Allowance Ratio	100%	2.7%	8.4%

For the individual basis analysis, the Company performs a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers a variety of factors, including but not limited to: the longevity and history of the relationship with the customer, the customer’s historical default record and payment patterns, the customer’s current financial condition, the customer’s creditworthiness, and the Company’s future business prospects with the customer. Based on this comprehensive qualitative analysis, management determines the appropriate amount of allowance for expected credit losses for each specific customer on an individual basis.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Name	Age	Position
Directors
Haimei Wu	44	Chairwoman of the Board of Directors and Chief Executive Officer
Wei Hou	56	Director
Quan Qiu	33	Director and Chief Administrative Officer
Joseph Douglas Ragan III	64	Director
Michael Mingzhao Xing	62	Director
Lijian Xu	62	Director
Gabrielle Bilciu-Wolfson	64	Director
Executive Officers
Rongjian Lu	60	Chief Technical Officer and Deputy General Manager
Jie Li	39	Acting Chief Financial Officer

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

B. Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of approximately RMB2.1 million (US$290,575) in cash to our executive officers and directors. In addition, we made contributions to such officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB0.5 million (US$72,057) in 2025.

Share Incentive Plan

On September 26, 2024, we adopted the Baird Medical 2024 Equity Incentive Plan (“2024 Equity Incentive Plan”), under which we will grant equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. The initial aggregate number of Ordinary Shares that may be issued or used for reference purposes or with respect to which awards may be granted under the 2024 Equity Incentive Plan shall be equal to 10% of the issued and outstanding Ordinary Shares (on a fully diluted basis) as of immediately after the closing of the Business Combination. The total number of Ordinary Shares that will be reserved, and that may be issued, under the 2024 Equity Incentive Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2025, by a number of Ordinary Shares equal to three percent (3%) of the total outstanding Ordinary Shares on the last day of the prior calendar year. Effective January 1, 2026, the share reserve under the 2024 Equity Incentive Plan automatically increased by 1,229,381 Ordinary Shares pursuant to this provision. Notwithstanding the automatic annual increase set forth in the 2024 Equity Incentive Plan, the board of directors may act prior to January 1st of a given year to provide that there will be no such increase in the Ordinary Shares reserved for such year or that the increase in the Ordinary Shares reserved for such year will be a lesser number of Ordinary Shares than would otherwise occur pursuant to the stipulated percentage. As of the date of this annual report, we have granted an aggregate of 5,363,745 restricted share units under the 2024 Equity Incentive Plan.

Types of Awards

The 2024 Equity Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our board of directors or compensation committee of the board.

Plan Administration

Our board of directors or the compensation committee has authorized the company’s chief executive officer to administer the 2024 Equity Incentive Plan. The chief executive officer determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of the date of this annual report pursuant to the 2024 Equity Incentive Plan.

Number of
Ordinary shares
underlying
the awards
	awarded	Grant Date
Directors and Executive Officers
Haimei Wu	*	January 19, 2025
Wei Hou	*	January 19, 2025
Quan Qiu	—	—
Joseph Douglas Ragan III	*	February 26, 2025
Michael Mingzhao Xing	*	January 19, 2025
Lijian Xu	*	January 19, 2025
Gabrielle Bilciu-Wolfson	*	January 19, 2025
Rongjian Lu	—	—
Jie Li	—	—
Other employees and consultants	—	2025 and 2026
Total	5,363,745	—
*	Less than 1% of our total outstanding shares on an as-converted basis.

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

D. Employees

We had a total of 143 and 146 employees as of December 31, 2024 and 2025, respectively. All of our employees are based in Mainland China or the United States. The following table sets forth a breakdown of our employees as of December 31, 2025, by function:

Function	Number
Procurement	4
Quality Control	16
Finance	7
Sales and Marketing	28
Production	51
Research and Development and Technical	14
Administration and General Management	26
Total	146

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

We believe that we maintain a good working relationship with employees and have not experienced any major labor disputes.

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of outstanding ordinary shares;
●	each of our directors;
●	each of our named executive officers; and
●	all of our directors and executive officers as a group

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 40,979,382 Ordinary Shares outstanding on the date of this annual report, including the Earnout Shares and assuming full conversion of GFC Shares into 290,000 Ordinary Shares, and does not include 11,500,000 Ordinary Shares issuable upon the exercise of outstanding warrants. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner*	Ordinary Shares Beneficially Owned
% of
		% of All	Total
	Number of	Ordinary	Voting
	Shares	Shares	Power
5% shareholders:
Haimei Wu(1)	18,195,281	43.1%	43.1%
ExcelFin SPAC LLC	4,773,406	11.3%	11.3%
Grand Fortune Capital (H.K.) Company Limited(2)	2,754,985	6.5%	6.5%
Directors and Executive Officers
Haimei Wu(1)	18,195,281	43.1%	43.1%
Wei Hou	*	*	*
Quan Qiu	—	—	—
Joseph Douglas Ragan III	*	*	*
Michael Mingzhao Xing	*	*	*
Lijian Xu	*	*	*
Gabrielle Bilciu-Wolfson	*	*	*
Rongjian Lu	—	—	—
Jie Li	—	—	—
All directors and executive officers as a group	18,419,026	43.6%	43.6%
†

Except as indicated otherwise below, the business address of our directors and executive officers is Room 202, 2/F, Baide Building, Building 11, No.15, Rongtong Street, Yuexiu District, Guangzhou, People’s Republic of China.

(1)	Haimei Wu is the Chairwoman and Chief Executive Officer of the Company. Auto King International Limited (“Auto King”) owns 18,195,281 Ordinary Shares. Auto King is controlled by Ms. Wu.
(2)	Represents (i) 1,881,456 Ordinary Shares to be held by Grand Fortune Capital (H.K.) Company Limited (“Grand Fortune”), (ii) 583,529 Ordinary Shares currently held by Grand Fortune, and (iii) 290,000 Ordinary Shares upon full conversion of GFC Shares into 290,000 Ordinary Shares. Grand Fortune controls GFC.

To the best of our knowledge, as of the date of this annual report, a total of 19,140,076 Ordinary Shares were held by 29 record holders in the United States, representing 45.3% of our total issued ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation-Share Incentive Plan.”

Other Related Party Transactions

The following set forth the disclosures of related party balances and transactions.

(a)	Related party balances: The related parties that had balances with the Company as of December 31, 2025 and 2024 consisted of:

	As of December 31,
	2025	2024
Due from related parties:
Betters Medical Investment Holdings Limited	2,987	2,862
Total	$2,987	$2,862
Due to related parties:
Quan Qiu(1)	$149,860	—
Betters Medical Investment Holdings Limited(2)	4,738,429	$3,703,700
Total	$4,888,289	$3,703,700
(1)	Quan Qiu is the director of Baird Medical Investment Holding Limited.
(2)

Betters Medical Investment Holdings Limited is the controlling shareholder of Baird Medical Investment Holding Limited. The nature of the balance is mainly the listing expenses and interest-free advances for operation paid by Betters Medical Investment Holdings Limited on behalf of the Company.

(b)	Related parties transactions:

		For the years ended December 31,
Name of Related Party	Nature	2025	2024	2023
Betters Medical Investment Holdings Limited	Proceeds of Interest-free advances for operation	$732,688	$20,910	$—
Betters Medical Investment Holdings Limited	Repayment of Interest-free advances for operation	(118,931)	—	(119,783)
Betters Medical Investment Holdings Limited	Interest-free advances for listing expenses	234,967	—	—
Quan Qiu	Interest-free advances for operation	(149,860)	—	—
Haimei Wu	Interest-free advances made to a related party	—	—	(14,130)
Haimei Wu	Received repayment	—	386,635	—
Total		$998,584	$407,545	$(133,913)

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

The discussion assumes that we will not be treated as a U.S. corporation under Section 7874 of the Code. Moreover, the discussion below is based upon the provisions of the Code, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

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

Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. However, in the event we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the Ordinary Shares and/or Warrants is subject to tax in PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares and/or Warrants unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category).

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

Although we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2025, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC for the current taxable year or in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurances that the IRS will not take a contrary position or a court will not sustain such a challenge by the IRS. Whether we are or will become a PFIC for the current or any subsequent taxable year is a factual determination that depends on, among other things, the composition of our income and assets (which may differ from our historical results and current projections) and the market value of our assets and securities, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. If we retain significant amounts of liquid assets or if our market capitalization declines, our risk of being classified as a PFIC may substantially increase. The PFIC status is a factual determination that must be made annually at the close of each taxable year, and, thus, we cannot assure you that we will not be a PFIC for the current or subsequent taxable years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in 2025 and 2024 were increases of nil and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Credit Risk

Our exposure to credit risk primarily arises from cash and cash equivalents and accounts receivables.

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents and accounts receivables. As of December 31, 2023, 2024 and 2025, our cash and cash equivalents were typically unsecured and concentrated in a few major financial institutions located in China, which we believe are of high credit quality. We continually monitor the creditworthiness of these financial institutions.

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

As of the date of this annual report, Baird Medical had 40,979,382 Ordinary Shares and 290,000 Series A Preferred Shares issued and outstanding.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the material weaknesses described below, our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weaknesses, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting: (1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements related to certain equity transactions, sales return, lease, and expense of prepayments for research and development costs; (2) and lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and documented controls which enable management and other personnel to understand and carry out their internal control responsibilities and to identify accounting adjustments related to certain equity transactions, sales return, lease, and expense of prepayments for research and development costs.

To remedy the identified material weaknesses, as of December 31, 2025, we had initiated the process of recruiting additional qualified accounting and financial reporting personnel with expertise in U.S. GAAP and SEC requirements. We continue to enhance our accounting policies and procedures documentation to establish a comprehensive manual in accordance with U.S. GAAP. The remediation plan remains ongoing, and management is actively monitoring the progress of these initiatives. We also may incur significant costs to execute various aspects of the remediation plan but cannot provide a reasonable estimate of such costs at this time. However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2025, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, Kreit & Chiu CPA LLP and Guangdong Prouden CPAs GP, our independent registered public accounting firms, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2023	2024	2025

	(RMB in thousands)
Audit fees(1)	3,292	5,097	5,521

(1) “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or interim financial information and review of documents filed with the SEC.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our then and current independent registered public accounting firms and their respective affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 24, 2025, Baird Medical Investment Holdings Limited (the “Company”), upon the approval and ratification of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm of the Company, effective on January 24, 2025, and appointed Kreit & Chiu CPA LLP (PCAOB ID: 6651) to serve as its independent registered public accounting firm, effective on January 24, 2025, for the year ended December 31, 2024. On February 10, 2026, the Company, upon the approval and ratification of the Board and the Audit Committee, dismissed Kreit & Chiu and appointed Guangdong Prouden CPAs GP (“Guangdong Prouden”) (the “New Auditor”) as its independent registered public accounting firm, effective on February 10, 2026, for the year ended December 31, 2025.

Marcum Asia’s reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Kreit & Chiu’s report on the Company’s financial statements for the fiscal year ended December 31, 2024 did not contain any adverse opinion or disclaimers of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the fiscal years ended December 31, 2023 and 2022 and through January 24, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. During the fiscal year ended December 31, 2024 and through February 10, 2026, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20‑F, with Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu, would have caused Kreit & Chiu to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for such year. In addition, during this time, there were no “reportable events,” as defined in as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues and to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (ii) lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP and documented controls which enable management and other personnel to understand and carry out their internal control responsibilities.

The Company provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is incorporated by reference as Exhibit 15.4 of this annual report on Form 20-F. The Company provided Kreit & Chiu with a copy of the above disclosure and requested that Kreit & Chiu furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Kreit & Chiu’s letter is filed as Exhibit 16.1 to the Form 6‑K dated February 10, 2026.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of the New Auditor, neither the Company, nor someone on behalf of the Company, has consulted the New Auditor regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F. During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Guangdong Prouden, neither the Company, nor someone on behalf of the Company, has consulted Guangdong Prouden regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20‑F. The New Auditor is aware of the material weaknesses described above and understands it is a reportable event.

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

4.9	Baird Medical 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Reg. No. 333-284206), initially filed with the SEC on January 10, 2025)

4.10*	Subscription Agreement, dated September 30, 2024, by and between Baird Medical Investment Holdings Limited and WU Wenyuan

4.11*	Subscription Agreement, dated September 30, 2024, by and between Baird Medical Investment Holdings Limited and Grand Fortune Capital, LLC

8.1*	List of subsidiaries and affiliated entities of the Registrant

11.1*	Code of Business Conduct and Ethics of Baird Medical Investment Holdings Limited

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Guangdong Prouden CPAs GP

15.2

Letter from Kreit & Chiu CPA LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K (file No. 001-42300) filed with the Securities and Exchange Commission on February 10, 2026)

15.3

Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K (file No. 001-42300) filed with the Securities and Exchange Commission on January 28, 2025)

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

Date: April 24, 2026

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Baird Medical Investment Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baird Medical Investment Holdings Limited (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2026.

Guangzhou, China

April 24, 2026

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars, except for share data, or otherwise noted)

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$178,321	$2,970,199
Restricted cash	387,496	—
Accounts receivable, net	42,528,919	46,575,776
Inventories	1,085,783	1,296,577
Prepayments, net	10,545,465	10,274,207
Deposits and other assets, net	240,547	295,754
Due from related parties	2,987	2,862
Total Current Assets	54,969,518	61,415,375
NON-CURRENT ASSETS
Property and equipment, net	6,370,900	7,141,064
Intangible assets, net	8,626	16,528
Deferred tax assets	762,289	714,461
Right-of-use assets	175,160	475,119
Goodwill	60,303	57,772
Prepayments – non current	7,113,014	8,021,046
Deposits and other assets – non current	241,205	121,505
Total Non-Current Assets	14,731,497	16,547,495
Total Assets	$69,701,015	$77,962,870
CURRENT LIABILITIES
Short-term bank loans	10,431,850	16,166,000
Tax payables	3,098,410	2,873,453
Salaries and benefits payable	678,214	797,912
Contract liability	793,412	792,102
Short-term lease liabilities	115,031	264,316
Accounts payable	1,805,042	1,252,667
Amounts due to a related party	4,888,289	3,703,700
Accrued listing expenses payable	5,163,238	5,341,848
Accrued expenses and other payables	2,744,302	2,518,175
Deferred tax liabilities	8,758	45,238
Long-term loan – current portion	2,637,036	867,772
Total Current Liabilities	32,363,582	34,623,183
NON-CURRENT LIABILITIES
Long-term lease liabilities	27,637	136,683
Long-term loan – non current	6,086,254	3,442,526
Total Non-Current Liabilities	6,113,891	3,579,209
Total Liabilities	$38,477,473	$38,202,392
Commitments and Contingencies (Note 20)
Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; 290,000 shares issued and outstanding as of December 31, 2025 and 2024	29	29
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 40,979,382 shares issued, 30,752,370 shares outstanding as of December 31, 2025; 35,728,625 shares issued,25,555,096 shares outstanding as of December 31, 2024*	3,075	2,556
Additional paid-in capital*	28,658,524	11,441,712
Statutory reserve	4,593,312	4,591,151
Retained earnings	(515,415)	26,764,751
Accumulated other comprehensive loss	(1,371,894)	(3,141,061)
Total Baird Medical Investment Holdings Limited’s Shareholders’ Equity	31,367,631	39,659,138
Non-controlling interests	(144,089)	101,340
Total Liabilities and Equity	$69,701,015	$77,962,870

*Shares related information and additional paid-in capital for all periods retrospectively reflect the adjustments for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these audited consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in U.S. dollars, except for share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
Revenues	$22,537,016	$37,037,108	$31,457,908
Cost of revenues	(3,653,278)	(4,383,363)	(4,227,409)
Gross profit	18,883,738	32,653,745	27,230,499
Operating expenses:
Selling and marketing expenses	(10,264,507)	(4,061,116)	(2,547,000)
General and administrative expenses	(14,119,024)	(7,103,226)	(8,546,880)
Research and development expenses	(20,131,012)	(6,174,365)	(4,274,894)
Total operating expenses	(44,514,543)	(17,338,707)	(15,368,774)
Income/(loss) from operations	(25,630,805)	15,315,038	11,861,725
Interest expense, net	(737,370)	(576,359)	(284,271)
Subsidy income	93,394	266	791,959
Other expenses, net	(100,195)	(651,657)	(10,211)
Income/(loss) before income tax	(26,374,976)	14,087,288	12,359,202
Income tax provision	(1,166,148)	(1,489,190)	(1,701,019)
Net income/(loss)	(27,541,124)	12,598,098	10,658,183
Less: Net Loss/(income) attributable to non-controlling interests	263,119	(144,729)	(112,205)
Net income/(loss) attributable to Baird Medical Investment Holdings Limited’s shareholders	(27,278,005)	12,453,369	10,545,978
Other comprehensive loss
Foreign currency translation adjustment	1,786,857	(1,135,939)	(728,688)
Total comprehensive income/(loss)	(25,754,267)	11,462,159	9,929,495
Less: Non-controlling interests	245,429	(144,729)	(112,205)
Comprehensive income/(loss) attributable to Baird Medical Investment Holdings Limited’s shareholders	$(25,508,838)	$11,317,430	$9,817,290
Net income/(loss) per share, basic*	$(0.98)	$0.57	$0.51
Net income/(loss) per share, diluted*	$(0.98)	$0.57	$0.51
Weighted average number of shares-basic*	27,792,704	21,826,549	20,588,236
Weighted average number of shares-diluted*	27,792,704	21,826,549	20,588,236
Stock-based compensation expenses included in
General and administrative expenses	9,532,581	—	—
Selling and marketing expenses	7,938,500	—	—

*Shares related information for all periods retrospectively reflect the adjustments for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these audited consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share data, or otherwise noted)

							Retained	Accumulated
					Additional		earnings /	other	Total	Non-
	Preferred shares		Ordinary shares*		paid-in	Statutory	(accumulated	comprehensive	shareholder’s	controlling
	Shares	Amounts	Shares	Amounts	capital*	reserve	deficit)	(loss)/income	equity	interests	Total equity
Balance at December 31, 2022	—	—	20,588,236	2,059	18,850,677	4,395,319	3,961,236	(1,276,434)	25,932,857	(155,594)	25,777,263
Net income for the year	—	—	—	—	—	—	10,545,978	—	10,545,978	112,205	10,658,183
Appropriation of statutory reserve	—	—	—	—	—	113,047	(113,047)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(728,688)	(728,688)	—	(728,688)
Balance at December 31, 2023	—	—	20,588,236	2,059	18,850,677	4,508,366	14,394,167	(2,005,122)	35,750,147	(43,389)	35,706,758
Net income for the year	—	—	—	—	—	—	12,453,369	—	12,453,369	144,729	12,598,098
PIPE financing	290,000	29	—	—	2,899,971	—	—	—	2,900,000	—	2,900,000
Capitalization of PIPE financing costs	—	—	—	—	(2,900,000)	—	—	—	(2,900,000)	—	(2,900,000)
Reverse Recapitalization transaction	—	—	4,966,860	497	(7,408,936)	—	—	—	(7,408,439)	—	(7,408,439)
Appropriation of statutory reserve	—	—	—	—	—	82,785	(82,785)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,135,939)	(1,135,939)	—	(1,135,939)
Balance at December 31, 2024	290,000	29	25,555,096	2,556	11,441,712	4,591,151	26,764,751	(3,141,061)	39,659,138	101,340	39,760,478
Net loss	—	—	—	—	—	—	(27,278,005)	—	(27,278,005)	(263,119)	(27,541,124)
Stock-based compensation to individuals	—	—	4,563,745	456	13,276,663	—	—	—	13,277,119	—	13,277,119
Stock-based payment to third-party companies	—	—	633,529	63	4,193,899	—	—	—	4,193,962	—	4,193,962
Accrual of PIPE dividend	—	—	—	—	(253,750)	—	—	—	(253,750)	—	(253,750)
Appropriation of statutory reserve	—	—	—	—	—	2,161	(2,161)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,769,167	1,769,167	17,690	1,786,857
Balance at December 31, 2025	290,000	29	30,752,370	3,075	28,658,524	4,593,312	(515,415)	(1,371,894)	31,367,631	(144,089)	31,223,542

*Shares related information and additional paid-in capital for all periods retrospectively reflect the adjustments for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these audited consolidated financial statements.

BAIRD MEDICAL INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(27,541,124)	$12,598,098	$10,658,183
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,104,084	1,139,131	1,014,387
Deferred tax expense (benefit)	(53,499)	32,774	(541,987)
Allowance for credit losses	672,946	2,345,747	2,221,430
Recovery of allowance for expected credit losses	(100,321)	(1,099,404)	—
Share-based compensation	17,471,081	—	—
Prepaid and other current assets provision	—	—	117,679
Amortization of right-of-use assets	312,019	368,264	357,325
Changes in assets and liabilities:
Accounts receivable	5,348,047	(17,799,751)	(9,674,507)
Inventories	260,281	(187,543)	113,661
Prepayments	1,398,808	(4,683,841)	(5,292,606)
Deposits and other assets	(44,959)	(153,904)	(149,773)
Accounts payable	483,945	727,800	341,525
Contract liabilities	(32,470)	310,151	(173,101)
Lease liabilities	(268,367)	(497,449)	(253,605)
Accrued expenses and other payables	(450,913)	(1,567,492)	1,213,891
Taxes payable	96,410	2,154,304	(972,466)
Net cash used in operating activities	(1,344,032)	(6,313,115)	(1,019,964)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(42,315)	(2,853,678)	(2,638,488)
Interest-free advances made to a related party	—	—	(14,130)
Received repayment of Interest-free advances to a related party	—	386,635	—
Net cash used in investing activities	(42,315)	(2,467,043)	(2,652,618)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	11,545,300	19,323,780	9,601,600
Repayments of short-term bank loans	(17,811,755)	(10,983,780)	(7,483,600)
Proceeds from long-term loan	6,391,228	2,780,000	2,548,794
Payment of long-term loan	(2,282,213)	(806,764)	(194,041)
Proceeds from PIPE investment	—	2,900,000	—
Proceeds of Interest-free advances for operation from related parties	882,548	20,910	—
Repayment of Interest-free advances for operation to a related party	(118,931)	—	(119,783)
Payment of listing cost	—	(2,900,000)	(877,722)
Net cash (used in)/provided by financing activities	(1,393,823)	10,334,146	3,475,248
Effect of exchange rate changes	375,788	(94,273)	(3,108)
Net change in Cash and restricted cash	(2,404,382)	1,459,715	(200,442)
Cash and restricted cash at beginning of year	$2,970,199	$1,510,484	$1,710,926
Cash and restricted cash at end of the year	$565,817	$2,970,199	$1,510,484
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$836,584	$1,837,708	$2,644,786
Cash paid for interest	$737,671	$576,752	$285,833
SUPPLEMENTAL DISCLOSURE OF NONCASH FLOW INFORMATION:
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$—	$19,701
Listing expense paid by a related party	$234,967	—	—

The accompanying notes are an integral part of these audited consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share data, or otherwise noted)

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

Upon the consummation of the Business Combination, outstanding ExcelFin Warrants were assumed by the Company and converted into corresponding warrants to purchase an aggregate of 11,500,000 Ordinary Shares. The Assumed Public Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Assumed Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Assumed Public Warrants may be exercised only for a whole number of the Ordinary Shares.

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

As the Company were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the reorganization, consolidated statements of operations and comprehensive Income/(loss), consolidated statements of changes inequity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the year period ended December 31, 2023, 2024 and 2025, respectively, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. Shares related information and additional paid-in capital for all periods retrospectively reflect the adjustments for Reverse Recapitalization. The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 15.

The ownership structure of Baird Medical before Closing is as follows:

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this annual report:

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
Betters Medical NewCo, LLC (“NewCo”)	June 17, 2024 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
ExcelFin Acquisition Corp. (“SPAC” or “ExcelFin”)	March 15, 2021 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
Baird Medical LLC	November 29, 2023	Delaware (US)	PubCo	100%	Sales of MWA medical devices
Tycoon Choice Global Limited (“Tycoon”)	January 8, 2021	BVI	PubCo	100%	Holding
Baide Medical Investment Company Limited (“Baide HK”)	January 29, 2021	Hong Kong	Tycoon	100%	Holding
Baide (Guangdong) Capital Management Company Limited (“Baide Capital”)	March 3, 2021	The PRC	Baide HK	100%	Sales of MWA medical devices and investment holding
Guangzhou Dedao Capital Management Company Limited (“Dedao”)	March 4, 2021	The PRC	Baide Capital	99%	Holding
Guangzhou Baihui Corporate Management Company Limited (“Baihui”)	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Zhengde Corporate Management Company Limited	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Yide Capital Management Company Limited	December 10, 2020	The PRC	Dedao	99%	Holding
Baide (Suzhou) Medical Company Limited (“Baide Suzhou”)	June 5, 2012	The PRC	Zhengde Yide, and Baihui	99%	Research and development, sales of MWA and other medical devices and investment holding
Henan Ruide Medical Instrument Company Limited	July 6, 2018	The PRC	Baide Suzhou	99%	Sales of MWA and other medical devices
Nanjing Changcheng Medical Equipment Company Limited (“Nanjing Changcheng”)	January 28, 2016	The PRC	Baide Suzhou	99%	Research and development, manufacture and sales of MWA and other medical devices
Guizhou Baiyuan Medical Company Limited	September 21, 2017	The PRC	Baide Suzhou	99%	Sales of other medical devices
Guoke Baide (Guangdong) Medical Company Limited (“Guoke Baide”)	July 5, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Hunan Baide Medical Technology Company Limited	November 26, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Ruikeen Biological Technology (Guangzhou) Company Limited (“Ruikeen Guangzhou ”)	July 17, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Guangzhou Fangda Medical Technology Company Limited	December 22, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Junde (Guangzhou) Medical Technology Company Limited	November 14, 2022	The PRC	Guoke Baide	99%	Sales of MWA medical devices
Shengde (Guangzhou) Medical Technology Company Limited	November 29, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Suzhou Kangchuang Medical Company Limited	December 6, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Hainan Haike Baide Medical Company Limited	July 4,2024	The PRC	Baide Suzhou	100%	Sales of MWA medical devices

Note：Guizhou Baiyuan Medical Company Limited and Suzhou Kangchuang Medical Company Limited completed the liquidation procedures in the first half of 2025.

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

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

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

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, useful lives of property and equipment, impairment of long-lived assets, allowance for credit losses, the estimate of refund liability, the fair value of warrants and earn out shares, realizability of deferred tax assets, inventory allowance, Business Combination related payments and prepayment for R&D. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $1.4 million and $3.1 million as of December 31, 2025 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity as of December 31, 2025 and 2024 were translated at RMB6.9931 and RMB7.2993 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of operations accounts for the years ended December 31, 2025, 2024 and 2023 were RMB7.1875, RMB7.1957 and RMB7.0809 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the audited consolidated balance sheets.

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

Financial instruments of the Company primarily include cash, accounts receivable, deposits and other assets, accounts payable, accrued expenses and other payables, amounts due from and due to related parties, short-term bank loans and long-term loans.

As of December 31, 2025 and 2024, the carrying values of cash, accounts receivable, accounts payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

Cash and restricted cash

Cash include cash in bank placed with banks, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

Due to an employee oversight in 2021, the Company failed to timely renew its manufacturing license, resulting in a two-month gap between license cancellation and receipt of a new license. In November 2024, the Company was assessed an administrative penalty totaling about $0.6 million, representing confiscation of sales revenue during the gap period plus fines. As a result, $387,496 of the Company’s cash was restricted as of December 31, 2025 due to the remaining unpaid penalty. The Company paid the full remaining penalty in January 2026, and the cash freeze was subsequently lifted effective January 2026.

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

The Company uses an individual basis and pool basis to assess credit losses. For the individual basis assessment, the Company performs a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers a variety of factors, including but not limited to: the longevity and history of the relationship with the customer, the customer’s historical default record and payment patterns, the customer’s current financial condition, the customer’s creditworthiness, and the Company’s future business prospects with the customer. Based on this comprehensive qualitative analysis, management determines the appropriate amount of allowance for expected credited losses for each specific customer on an individual basis.

For the year ended December 31, 2025 and 2024, the credit period granted to the customers was generally for a period within 180 days. For the year ended December 31, 2023, the credit period granted to the customers stipulated under contract was generally for a period within 90 days. The Company’s accounts receivable consists primarily of distributers, deliverers and hospitals. The Company’s additions charged to allowance for expected credit losses were $0.7 million, $2.3 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company’s recovery of allowance for expected credit losses was $0.1 million, $1.1 million and nil for the years ended December 31,2025, 2024 and 2023, respectively.

Inventories

Inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. For the years ended December 31, 2025, 2024 and 2023, no impairment loss on inventories was recognized.

Prepayments

Prepayment primarily consist of prepaid expense for R&D and advances to suppliers for purchasing goods, equipment or services that have not been received or provided. These advances are interest free, unsecured and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for credit loss is recorded in the period when loss is probable. As of December 31, 2025 and 2024, there was $4,204 and $4,867 allowance for the credit losses, respectively.

Deposits and other assets

Deposits and other assets primarily consist of deposit for office rental and long-term loan. These deposits and other assets are interest free, unsecured and are reviewed periodically to determine whether their carrying value has become impaired. An allowance for credit losses is recorded in the period when loss is probable. As of December 31, 2025 and 2024, there was $0.09 million and $0.1 million allowances for the credit losses, respectively.

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. In accordance with ASC 350, Intangibles-Goodwill and Others (“ASC 350”), the Company assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment.

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company applies a one-step quantitative test and records the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment charge of nil for the years ended December 31, 2023, 2024 and 2025.

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

Impairment of long-lived assets other than goodwill

For other long-lived assets including property and equipment and other non-current assets, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not recognize any impairment loss for the years ended December 31, 2025, 2024 and 2023.

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

Stock-based compensation

Stock-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. The Company accounts for share-based awards granted to employees in accordance with ASC 718 Compensation—Stock Compensation and share-based awards granted to nonemployee in accordance with ASC 505. Stock-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

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

The Company acts as a principal in the sales of medical devices to hospitals (i.e. directly or through deliverers) and distributors as the Company controls the medical devices before that they are transferred to customers, and accordingly recognizes the revenue which the Company expects to be entitled from the sales of goods to its customers.

Revenue from sales of medical devices

The Company sells medical devices through two channels, which is directly or through deliverers to hospitals, and through distributors to the end customers. Various sources of revenue of the Company are recognized on the following bases:

(1)	Revenue from sales to hospitals

The Company acts as a principal in the sales of medical devices to hospitals (i.e., directly or through deliverers) as the Company controls the medical devices before they are transferred to end-customers (i.e., hospitals).

The key indicators that demonstrate the Company’s control over the products include: (i) it is the Company’s responsibility to fulfill the promise of providing products to the hospitals through deliverers, in which the deliverers are just acting on the Company’s behalf. The deliverers bear no rights and obligations on the medical devices and the deliverers do not take any responsibility on the product damage before and after the products are delivered to the hospital’s designated premises and accepted by the hospital; (ii) the Company, instead of the deliverers, are subject to the inventory risk given that the deliverers are prohibited from delivering products to end-customers other than the designated hospitals; and (iii) the selling prices of products are predetermined by the Company at tender price. The deliverers do not have pricing power and are only entitled to a specific service fee calculated as a fixed percentage of the relevant transaction of products which is a commission or fee basis. Under such limitation, the deliverers do not act as the ‘principal’ in the sales through deliverer model and therefore the designated hospitals are not the ‘customer’ of the deliverer. In other words, the deliverers are instructed by the Company to transfer the medical devices to the designated hospital. As such, it is determined that the Company is the principal, and the deliverers are the agents. Since the Company remains the principal over the goods regardless of if the goods are delivered to the hospital directly by the Company or through the deliverers as agents, there is no significant difference between the two types of good delivery as to when risk or control is transferred to the customer and when revenue is recognized from sales to hospitals.

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

The Company did not recognize any revenue from contracts with customers for performance obligations satisfied over time during the years ended December 31, 2025, 2024 and 2023.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of any sales return, surcharges and value-added taxes on gross sales. Customers are required to pay over an agreed-upon credit period.

Return rights

Some of the Company’s contract with customers from the sales of goods provides customers a right of return (a right to exchange for the same product or to be refund in cash due to faulty products). For the year ended December 31, 2025, 2024 and 2023, the sales return amount were $1.4 million, $2.0million and $1.0 million, respectively.

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

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. The Company records these contract assets as accounts receivable, net for the years presented.

Contract liabilities

The contract liabilities represent consideration that the Company has received but has not satisfied the related performance obligations. Contract liabilities primarily relate to the payments received for product selling in advance of revenue recognition. The revenue recognized for years ended December 31, 2025, 2024 and 2023 that was previously included in the contract liabilities balances was $0.2 million, $0.3 million and $0.2 million, respectively.

The Company’s contract liabilities amounted to $0.8 million and $0.8 million as of December 31, 2025 and 2024, respectively. The revenue expected to be recognized on the remaining performance obligations of these contracts as of December 31, 2025 will be $0.8 million in the following 12 months.

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

Research and development expenses

Research and development (“R&D”) expenses consist primarily of outsourced research and development costs, payroll and related expenses for research and development professionals, materials, sample testing fee, and depreciation of machinery and equipment for research and development. Nonrefundable payments made in advance to third-party R&D service provider for the related services is recorded as prepayments in the consolidated balance sheets until the services are rendered under 730-20-25-13. Research and development costs are expensed as incurred in accordance with ASC 730. The Company recognizes R&D expenses based on the completion percentage of each R&D contract at the end of each quarter according to monthly discussions and progress meeting (if any) with internal management personnel and external R&D service providers or completion progress report provided by the third party-R&D service providers as to the progress or stage of completion of services.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

Subsidy income

Subsidy income primarily consists of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2025, 2024 and 2023, the Company received financial subsidies of $93,394, $266 and $0.8 million from the local PRC government authorities, respectively.

Statutory reserves

As stipulated by the relevant PRC laws and regulations applicable to the Company’s entities in the PRC, the Company is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, the appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital. The Company allocate income of $2,161, $0.08 million and $0.1 million to statutory reserves during the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, ExcelFin will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the shareholders of Baird Medical comprising the majority of the voting power of the Company and having the ability to nominate the members of our Board, Baird Medical’s operations prior to the acquisition comprising the only ongoing operations, and Baird Medical’s senior management comprising a majority of the Group’s senior management. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the financial statements of Baird Medical with the Business Combination treated as the equivalent of Baird Medical issuing shares for the net assets of ExcelFin, accompanied by a recapitalization. The net assets of ExcelFin will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Baird Medical in future reports. Transaction costs related to the Reverse Recapitalization as part of the Business Combination Agreement were charged to equity as a reduction of the net proceeds received in exchange for the shares issued to the shareholders. The consolidated statements of financial position of Baird Medical and its subsidiaries as of December 31, 2023, 2024 and 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in of Baird Medical’s equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes, have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

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

Earnings per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. a decrease in loss per share amounts or an increase in earnings per share amounts) on net loss per share.

Warrants

Upon the consummation of the Business Combination, the 11,500,000 units ExcelFin Public Warrants are exercisable for PubCo Ordinary Shares instead of ExcelFin Class A Common Stock, and the assignment by ExcelFin of all of its right, title and interest in the ExcelFin Public Warrant Agreement to PubCo. Each Assumed Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of US$11.50 per whole share, subject to adjustment. The redeemable warrants to acquire one Ordinary Share at an exercise price of $11.50 per Ordinary Share are trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BDMD W”. The Company accounts for the warrants as equity-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment is conducted at the time warrant issuance.

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

We next considered the conditions in ASC 815-10-15-74 and ASC 815-40 and concluded that the Earnout Shares are not within the scope of ASC 815. Therefore, the Earnout Share arrangement is appropriately classified in equity. As the business combination is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the Closing Date is accounted for as an equity transaction. Therefore, contingently issuable shares with contingent value rights do not give any effect in calculation of the earnings per share as of December 31, 2025 and 2024.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, on a basis consistent with Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company’s Chief Executive Officer is the chief operating decision-maker (“CODM”) that reviews the consolidated financial results including revenue, gross profit and operating profit/loss at a consolidated level when making decisions about allocating resources and assessing the performance of the Company as a whole. The Company has determined that it operates in one operating segment. The Company’s revenue and net income/loss are substantially derived from sales of MWA and other medical devices. The Company does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Company’s operations are primarily based in the PRC. The Company’s long-lived assets are all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, the Company has one operating segment and one reportable segment in accordance with ASC 280, Segment Reporting.

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

As a result of this change in accounting estimate, the allowance for expected credit losses for accounts receivable as of December 31, 2023, is summarized below:

	Individual basis	Aging group basis	Total
Trade accounts receivable	$1,991,596	$31,949,487	$33,941,083
Less: allowance for expected credited losses	(1,991,596)	(849,596)	(2,841,192)
Accounts receivable, net	—	$31,099,891	$31,099,891
Allowance Ratio	100%	2.7%	8.4%

For the individual basis assessment, the Company performs a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers a variety of factors, including but not limited to: the longevity and history of the relationship with the customer, the customer’s historical default record and payment patterns, the customer’s current financial condition, the customer’s creditworthiness, and the Company’s future business prospects with the customer. Based on this comprehensive qualitative analysis, management determines the appropriate amount of allowance for expected credited losses for each specific customer on an individual basis.

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

Recently Adopted Accounting Pronouncements

In March 2023, the FASB issued ASU 2023 01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023 01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023 01 is effective for the Company from January 1, 2024, with early adoption permitted. The Company adopted this standard in the first quarter of 2024, and did not have a material impact to our consolidated financial statements.

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

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company adopted this standard in 2025, and the impact of this adoption was that there were more details regarding tax related disclosures.

New Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023 06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023 06 to have a material impact on its consolidated financial statements.

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

Supplemental cash related information about Reverse Recapitalization and PIPE financing:

For the year
ended
December 31,
2024
Cash held by ExcelFin and cash related to ExcelFin trust account	$9,238,626
Less redemptions	(6,043,240)
Cash related to trust account, net of redemptions	3,195,386
Less cash paid associated with transaction costs allocated to Reverse Recapitalization	(3,116,936)
Less cash paid on behalf of the Company for professional expenses	(78,450)
Proceeds from PIPE financing – Grand Fortune Capital, LLC	2,900,000
Less cash payment associated with transaction costs allocated to PIPE	(2,900,000)
Net contributions from Reverse Recapitalization and PIPE financing	$—

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$47,285,393	$50,568,698
Less: allowance for expected credited losses	(4,756,474)	(3,992,922)
Accounts receivable, net	$42,528,919	$46,575,776

The Company’s accounts receivable consists primarily of distributors and direct customers. The Company recorded a provision for current expected credit loss. The balance of gross accounts receivable was $47.3 million and $50.6 million as of December 31, 2025 and December 31, 2024, against which an allowance for expected credit losses of $4.8 million and $4.0 million was made as of December 31, 2025 and December 31, 2024.

The movement of the allowance for credit losses is as follows:

	For the years ended
	December 31,
	2025	2024	2023
Balance at the beginning of the year	$(3,992,922)	$(2,841,192)	$(644,669)
Additions charged to allowance for expected credit losses	(672,946)	(2,345,747)	(2,221,430)
Recovery of allowance for expected credit losses	100,321	1,099,404	—
Foreign currency translation adjustments	(190,927)	94,613	24,907
Balance at the end of the year	$(4,756,474)	$(3,992,922)	$(2,841,192)

Most of the accounts receivable are expected to be recovered within one year. The aging of accounts receivable is calculated from the expiry date of the customer’s credit terms which is different with the aging accounts receivable based on the number of days. The Company generally grant trade debtors a credit period of 30 to 180 days in 2024 and 2025. The Company generally granted trade debtors a credit period of 30 to 90 days in 2023. If accounts receivable of a customer is not yet aged beyond the credit period, the aging of the receivable will be classified as not overdue in the following table. An aging analysis of the Company’s accounts receivable calculated from the expiration date of the customer’s credit terms is as follows:

	As of December 31,
	2025	2024
Within one year	$24,075,598	$42,257,189
Including: Not Overdue	7,609,771	7,609,771
Over one year	23,209,795	8,311,509
	$47,285,393	$50,568,698

Receivables that were neither past due nor impaired relate to a large number of customers for whom there was no recent history of default.

As of December 31, 2025, the Company had a short-term borrowing facility with Bank of Hangzhou, under which certain accounts receivable was collateralized as collateral. A valid collateral registration was completed in accordance with the relevant agreement. As of December 31, 2025, the carrying amount of accounts receivable collateralized under this arrangement was $0.8 million, and the outstanding borrowings secured by such pledge amounted to $0.7 million, with annual interest rates of either 3.50%. For the year ended December 31, 2025, the accrued interest on the loan was $0.02 million. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to Bank of Hangzhou. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of Bank of Hangzhou, which account Bank of Hangzhou is authorized to supervise. Bank of Hangzhou is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. The borrowing matured and was fully repaid in February 2026 according to the payment schedule.

As of December 31, 2025, the Company had a short-term borrowing facility with China CITIC Bank Suzhou Branch, under which certain accounts receivable was collateralized as collateral. A valid collateral registration was completed in accordance with the relevant agreement. As of December 31, 2025, the carrying amount of accounts receivable collateralized under this arrangement was $4.2 million, and the outstanding borrowings secured by such collateral amounted to $2.1 million, with annual interest rates of either 3.00% or 2.70%, depending on the particular interest rate of such secured loan. For the year ended December 31, 2025, the accrued interest on the loan was $675. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to China CITIC Bank Suzhou Branch. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of China CITIC Bank Suzhou Branch, which account China CITIC Bank Suzhou Branch is authorized to supervise. Bank of Hangzhou is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. In 2026, these bank loans were repaid according to China CITIC Bank Suzhou Branch’s payment schedule.

As of December 31, 2024, the Company had a short-term borrowing facility with China CITIC Bank Suzhou Branch, under which certain accounts receivable was collateralized as collateral. A valid collateral registration was completed in accordance with the relevant agreement. As of December 31, 2024, the carrying amount of accounts receivable collateralized under this arrangement was $2.4 million, and the outstanding borrowings secured by such collateral amounted to $4.1 million, with annual interest rates of either 3.00%,3.95% or 4.15%, depending on the particular interest rate of such secured loan. For the year ended December 31, 2024, the accrued interest on the loan was $41,612. Before the maturity date of such loans, the Company may use the cash received from the collection of accounts receivable without any restrictions, and the Company is not required to assign the rights to receive such accounts receivable to China CITIC Bank Suzhou Branch. If the Company defaults on the repayment of such loans, the Company must transfer the accounts receivable it receives to a designated bank account of China CITIC Bank Suzhou Branch, which account China CITIC Bank Suzhou Branch is authorized to supervise. Bank of Hangzhou is authorized to use any amount deposited into the designated bank account to offset the amounts outstanding under such defaulted loans. In 2025, these bank loans were repaid according to China CITIC Bank Suzhou Branch’s payment schedule.

NOTE 5 — INVENTORIES

	As of December 31,
	2025	2024
Finished goods	$511,000	$717,312
Raw materials	374,738	348,910
Work in progress	200,045	230,355
Inventories	$1,085,783	$1,296,577

NOTE 6 — PREPAYMENTS, NET

Prepayments consisted of the following:

	As of December 31,
	2025	2024
Prepayment for R&D	$11,799,310	$13,296,763
Prepayment for purchase of property and equipment	1,393,678	1,378,198
Prepayment for purchase of materials and others	3,863,436	3,305,963
Prepaid expense for others	606,259	319,196
Subtotal	17,662,683	18,300,120
Less: impairment loss	(4,204)	(4,867)
Subtotal, net	17,658,479	18,295,253
Less: Long term portion	(7,113,014)	(8,021,046)
Prepayments, net – current portion	$10,545,465	$10,274,207

Prepayments as of December 31, 2025 and December 31, 2024 were all made to third parties. The third-party R&D service provider issues a R&D progress report at the end of each period, and the Company recognizes the prepayment as R&D expenses based on the percentage of completion on the progress report, while the prepayment corresponding to uncompleted R&D is still recognized as prepayment.

Prepayments, net, long term portion primarily consist of advance payments made for the acquisition of property and equipment, as well as prepayments related to research and development projects with an expected duration of more than one year. Amounts associated with these R&D projects are classified as long-term when the related services or milestones are not expected to be realized within the next twelve months. These prepayments will be recorded at cost or recognized as expense or reclassified to the appropriate asset category when the related goods are received, services are performed, or the underlying assets are placed in service.

The balance of the prepayment - impairment loss is as follows:

	For the years ended
	December 31,
	2025	2024	2023
Balance at the beginning of the year	$(4,867)	$(5,002)	$—
Additions charged to the impairment loss	—	—	(5,016)
Foreign currency translation adjustments	663	135	14
Balance at the end of the year	$(4,204)	$(4,867)	$(5,002)

NOTE 7 — DEPOSITS AND OTHER ASSETS, NET

Deposits and other assets, net consisted of the following:

	As of December 31,
	2025	2024
Deposits	$293,545	$185,282
Other receivables	282,025	341,288
Subtotal	$575,570	$526,570
Less: allowance of credit loss	(93,817)	(109,311)
Subtotal, net	$481,753	$417,259
Less: Long term portion	(241,205)	(121,505)
Deposits and other assets- current portion	$240,548	$295,754

The movement of the allowance of credit losses is as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at the beginning	$(109,311)	$(112,343)	$—
Additions charged to allowance for expected credit losses	—	—	(112,663)
Recovery and write off of allowance for expected credit losses	20,282	—	—
Foreign currency translation adjustments	(4,788)	3,032	320
Balance at the end	$(93,817)	$(109,311)	$(112,343)

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
Leasehold improvement	$4,516,963	$4,327,441
Machinery	6,932,553	6,600,001
Furniture, fixtures and equipment	454,106	435,052
Vehicles	42,988	41,184
Medical equipment	346,499	331,960
Total	12,293,109	11,735,638
Less: Accumulated depreciation	(5,922,209)	(4,594,574)
Property and equipment, net	$6,370,900	$7,141,064

Depreciation expenses were $1,095,693, $1,130,747 and $991,750 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2025	2024
Patent	$257,400	$246,600
Software	43,129	41,319
Less: accumulated amortization	(291,903)	(271,391)
Intangible assets, net	$8,626	$16,528

The amortization expense was $8,391, $8,384 and $22,637 for the years ended December 31, 2025, 2024, and 2023, respectively. Estimated future amortization expense is as follows:

Amortization
Years ending December 31,	expense
2026	8,626
Total	$8,626

No impairment loss was recognized for the years ended December 31, 2025, 2024 and 2023.

NOTE 10 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2025	2024
Accrued service fees	$1,085,597	$1,195,851
Penalty payable*	466,469	640,067
Employee advances for service-related expenses	318,500	118,180
Accrual of PIPE dividend	253,750	—
Medical academic conference fees payable	156,248	71,240
Deposits received from potential investors	143,000	—
Payable for short-term lease	93,211	107,471
Staff reimbursement	91,664	178,485
Deposits-others	71,500	68,500
Others	64,363	138,381
Total	$2,744,302	$2,518,175

Penalty payable*: The Company failed to renew its previous manufacture license within the prescribed time period under relevant regulations due to employee oversight in 2021. As a result, there was a time gap of approximately two months between the cancellation of the expired license and the receipt of a new one. In November 2024, the Company was imposed a confiscation of our sales revenue during such period and an administrative penalty in an aggregate amount of $640,067.

NOTE 11 — SHORT-TERM BANK LOANS

Short-term bank loans are working capital loans from banks in China. Short-term bank loans as of December 31, 2025 consisted of the following:

			Effective
		Guarantors/	Interest	Issuance	Expiration	Amount-	Amount-
Lender	Company	Collateral	Rate	Date	Date	RMB	US$
Bank of Communications	Nanjing Changcheng,	Baide Suzhou	2.80%	October 5, 2025	August 7,2026	10,000,000	1,430,000
Bank of Hangzhou	Nanjing Changcheng,	Baide Suzhou	3.50%	February 26,2025	February 25,2026	5,000,000	715,000
Bank of China Taicang Branch	Baide Suzhou	Baihui	3.00%	December 15, 2025	June 14, 2026	8,000,000	1,144,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng/Baide capital	3.00%	December 26,2025	March 24,2026	5,000,000	715,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.70%	December 29,2025	September 29,2026	5,000,000	715,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.00%	December 26,2025	December 22,2026	5,000,000	715,000
Nanjing Bank Jiangning Branch	Baide Suzhou	Nanjing Changcheng	3.60%	February 7,2025	February 5,2026	4,950,000	707,850
Industrial and Commercial Bank of China	Baide Suzhou	Nanjing Changcheng	3.01%	March 18,2025	March 13,2026	10,000,000	1,430,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng	3.50%	March 24,2025	March 24,2026	6,000,000	858,000
China CITIC Bank Suzhou Branch	Baide Suzhou	Nanjing Changcheng,	3.50%	May 14, 2025	May 14, 2026	4,000,000	572,000
Bank of Communications Suzhou Branch	Baide Suzhou	Nanjing Changcheng	2.80%	May 22, 2025	May 20, 2026	10,000,000	1,430,000
Total						72,950,000	10,431,850

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

Interest expense was $354,341, $388,613 and $227,923 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 12 — LONG-TERM LOAN

Long-term loan consisted of the following:

	As of December 31,
	2025	2024
Financial liabilities	$2,009,440	$1,570,298
Less: current portions	(1,907,736)	(867,772)
Long-term Financial liabilities	101,704	702,526
Long-term Bank borrowings	6,713,850	2,740,000
Less: Long-term Bank borrowings – current portions	(729,300)	—
Total long-term loan	$6,086,254	$3,442,526

In September 2023, Nanjing Changcheng entered into a sale and leaseback agreements of $3.0 million, with an unrelated third party for medical equipment. Nanjing Changcheng had acquired the control of the corresponding assets before entering into the sale and leaseback agreement, and at the end of the lease term, Nanjing Changcheng may exercise its contractual rights to purchase the leased equipment, renew the lease or return the leased equipment. If Nanjing Changcheng chooses to purchase the leased objects, the purchase price is $14.3. As of the expiry date of the lease, some of the assets still have a useful life of around 6 years, and the purchase price of $14.3 is much below the fair value. Therefore, under ASC 842-40, the transfer of the equipment was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the equipment from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Nanjing Changcheng is obligated to make consecutive quarterly payments of approximately $0.3 million, commencing in December 2023. As of December 31, 2025, the outstanding balance under the sale and leaseback agreements of Nanjing Changcheng was $0.7 million. The agreements will mature in September 2026, with a purchase price of $14.3 on the last repayment date.

In January 2025, Baide Suzhou entered into a sale and leaseback agreement of $2.2 million, with an unrelated third party for medical equipment. Baide Suzhou had acquired the control of the corresponding assets before entering into the sale and leaseback agreement, and at the end of the lease term, Baide Suzhou may exercise its contractual rights to purchase the leased equipment, renew the lease or return the leased equipment. If Baide Suzhou chooses to purchase the leased objects, the purchase price is $14.3. As of the expiry date of the lease, some of the assets still have a useful life of several years, and the purchase price of $14.3 is much below the fair value. Therefore, under ASC 842-40, the transfer of the equipment was determined to be a failed sale. In accordance with ASC 842- 40, the Company did not derecognize the equipment from its balance sheet and accounted for the amounts received under the sale and leaseback agreements as a financial liability. Baide Suzhou is obligated to make consecutive monthly payments of approximately $0.1 million, commencing in February 2025. As of December 31, 2025, the outstanding balance under the sale and leaseback agreements was $1.2 million. The agreements will mature in January 2027, with a purchase price of $14.3 on the last repayment date.

Long-term bank loans as of December 31, 2025 consisted of the following:

		Guarantors/	Effective	Issuance	Expiration	Amount-
Lender	Company	Collateral	Interest Rate	Date	Date	RMB	Amount-US$
Bank of China	Baide Suzhou	Nanjing Changcheng/ Baide capital	3.10%	December 18, 2024	December 17, 2027	18,000,000	2,574,000
Bank of China	Nanjing Changcheng	Baide Suzhou	2.80%	June 12, 2025	June 11, 2027	9,950,000	1,422,850
SPD Bank	Baide Suzhou	N/A	2.90%	March 31,2025	March 30,2028	9,500,000	1,358,500
SPD Bank	Baide Suzhou	N/A	2.90%	April 14,2025	March 30,2028	9,500,000	1,358,500

Future loan payments under long-term loan as of December 31, 2025 were as follows:

Years ending December 31,
2026 Financial liabilities payment	$1,989,320
2027 Financial liabilities payment	101,999
Total Financial liabilities payments	$2,091,319
Less: Financial liabilities imputed interest	(81,879)
Total Financial liabilities payment	$2,009,440
Less: Financial liabilities - long term portions	(101,704)
Financial liabilities payment – current portions	$1,907,736

Years ending December 31,
2026 Long-term Bank borrowings repayment	729,300
2027 Long-term Bank borrowings repayment	4,983,550
2028 Long-term Bank borrowings repayment	1,001,000
Total Long-term Bank borrowings	$6,713,850
Less: Long-term Bank borrowings - long term portions	(5,984,550)
Long-term Bank borrowings – current portions	$729,300

Interest expense of long-term loan was $383,330, and $188,139 and $57,911 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 13 — LEASE

The Company’s leasing activities primarily consist of operating leases for offices. The Company adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2025, and December 31, 2024, the Company recorded right-of-use assets of approximately $0.2 million and $0.5 million and lease liabilities of approximately $0.1 million and $0.4 million, respectively, for operating leases as a lessee. Supplemental cash flow information related to operating leases was as follows:

	For the years ended
	December 31,
	2025	2024	2023
Cash payments for operating leases	$275,120	$533,803	$326,125
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	19,701

Future lease payments under operating leases as of December 31, 2025 were as follows:

Operating
leases
2026	$119,887
2027	30,729
Total future lease payments	$150,616
Less: imputed interest	(7,948)
Total lease liabilities	$142,668
Less: Long term portions	(27,637)
Lease liabilities – current portions	$115,031

The weighted-average remaining lease term was 1.67 years and 1.87 years as of December 31, 2025 and December 31, 2024, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2025 and December 31, 2024 was 6.00% and 5.78%, respectively.

A summary of lease cost recognized in the Company’s consolidated statements of operations and comprehensive income/(loss) is as follows:

	For the years ended December 31,
	2025	2024	2023
Operating leases cost excluding short-term rental expense	$331,706	$358,434	$420,552
Short-term lease cost	119,568	18,690	12,213
Total	$451,274	$377,124	$432,765

No lease contract was early terminated for the years ended December 31, 2025, 2024 and 2023.

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

United States

In the financial year of 2025, the Company has three U.S. subsidiaries NewCo, Excelfin and Baird Medical LLC. NewCo is inactive holding company. Excelfin is holding company incurred loss in the financial year of 2025. Baird Medical LLC’s business is to sell MWA medical devices and is profitable in financial year of 2025. In the financial year of 2024, the Company has three U.S. subsidiaries NewCo, Excelfin and Baird Medical LLC. NewCo is inactive holding company. Excelfin is holding company incurred loss in the financial year of 2024. Baird Medical LLC’s business is to sell MWA medical devices but incurred loss in financial year of 2024. In the financial year of 2023, the Company has two U.S. subsidiaries Better Medical Merger Sub Inc. (“Merger Sub”) and Baird Medical LLC. Better Medical Merger Sub Inc. is an inactive holding company. Baird Medical LLC’s business is to sell MWA medical devices but had no sales in FY 2023. Therefore, there is income tax provision for Baird Medical LLC for the year ended December 31,2025. And there is no income tax provision for NewCo and Excelfin for the years ended December 31, 2025, 2024 and 2023. The current federal statutory corporate income tax rate is 21%.State corporate income tax rates generally range from 0% to approximately 10%, depending on the specific state.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries had assessable profits derived in Hong Kong and provided for Hong Kong profit tax for the year ended December 31, 2025 and 2024; no such assessable profits arose and no Hong Kong profit tax was provided for the years ended December 31, 2023.

PRC

The Company’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates.

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, except for Nanjing Changcheng and Baide Suzhou who are registered as High and New-Tech enterprises according to the PRC tax regulations and entitled to a preferential tax rate of 15% for the years ended December 31, 2025, 2024 and 2023.

For qualified small and micro-sized enterprise, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%.

Certain subsidiaries of the Company have been qualified as “Small Profit Enterprises”. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million, approximately $417,391, of the assessable profit before tax is subject to the tax rate of 20%.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The components of the income tax provision are as follows:

	For the years ended
	December 31,
	2025	2024	2023
Current tax expense	$1,219,647	$1,456,416	$2,243,006
Deferred tax (benefit)/expense	(53,499)	32,774	(541,987)
Income tax provision	$1,166,148	$1,489,190	$1,701,019

(Loss)/income before income taxes is attributable to the following geographic locations for the years ended December 31, 2025, 2024 and 2023:

	For the years ended
	December 31,
	2025	2024	2023
Cayman Islands	$(4,072,239)	$—	$(15,080)
United States	235,302	(1,908,434)	—
Hong Kong	3,611,519	12,719	(733,151)
PRC	(26,149,558)	15,983,003	13,107,433
	$(26,374,976)	$14,087,288	$12,359,202

The reconciliations of the income tax expense for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended
	December 31,
	2024	2023
Income before income tax provision	$14,087,288	$12,359,202
Income tax expense at statutory tax rate	3,521,822	3,089,800
International tax rate difference	74,207	122,803
Effect of preferential tax rates	(1,613,427)	(1,336,931)
Non-deductible entertainment expenses	17,733	9,404
Other non-deductible expense	69,227	290,316
Research and development expense super-deduction	(926,155)	(521,977)
Changes in valuation allowance	345,783	47,604
Income tax provision	$1,489,190	$1,701,019

	For the years ended
	December 31, 2025
	US$	Percent
Net loss before income tax expense	(26,374,976)
Income tax at statutory tax rate	(6,593,744)	25.0%
International tax rate difference	680,501	(2.6)%
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	1,018,060	(3.9)%
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	(328,147)	1.2%
United States
Statutory tax rate difference between PRC and other jurisdictions	(9,412)	0.1%
Effect of preferential tax rates	2,658,748	(10.1)%
Changes in valuation allowance	105,424	(0.4)%
Nontaxable or nondeductible items
Non-deductible expenses
Entertainment expenses	123,679	(0.5)%
Entertainment expenses- PRC	112,759	(0.4)%
Entertainment expenses- United States	10,920	(0.1)%
Stock compensation	1,843,313	(7.0)%
Stock compensation- PRC	1,843,313	(7.0)%
Non-deductible expenses without valid invoices	2,676,729	(10.1)%
Non-deductible expenses without valid invoices- PRC	2,676,729	(10.1)%
Other adjustments
Research and development expense super-deduction	(328,502)	1.2%
Research and development expense super-deduction- PRC	(328,502)	1.2%
Income tax provision	1,166,148	(4.5)%

Deferred tax assets and liabilities

The significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for expected credit losses	$646,378	$552,486
Net operating loss carryforward	1,023,575	901,272
Lease liabilities	7,135	36,118
Total deferred tax assets	$1,677,088	$1,489,876
Less: Valuation allowance	(914,799)	(775,415)
Deferred tax assets, net	$762,289	$714,461
Deferred tax liabilities:
Right-of-use assets	8,758	45,238
Total deferred tax liabilities	$8,758	$45,238

The movement of valuation allowance for deferred tax assets for the years presented is as follows:

	As of December 31,
	2025	2024	2023
Beginning balance	$(775,415)	$(441,549)	$(405,796)
Increase in valuation allowance	(105,424)	(345,783)	(47,604)
Foreign exchange	(33,960)	11,917	11,851
Ending balance	$(914,799)	$(775,415)	$(441,549)

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

Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered some subsidiaries of the Group’s history of losses and concluded that it is more likely than not that these subsidiaries will not generate future taxable income prior to the expiration of their net operating losses. As a result, management assessed a valuation allowance of $914,799 and $775,415 as of December 31, 2025 and 2024 respectively.

Tax Payables

The Company’s tax payables consist of the following:

	As of December 31,
	2025	2024
VAT tax payable	$217,514	$358,792
Income tax payable	462,575	79,167
Other tax payables***	2,418,321	2,435,494
Total tax payables	$3,098,410	$2,873,453

Net Operating Loss Carry Forward:	As of December 31,
	2025	2024
Location
PRC*	$4,905,372	$2,591,421
Hong Kong	—	1,022,574
United States**	1,374,297	1,888,111
Total	$6,279,669	$5,502,106
*

As of December 31, 2025 and 2024, there were approximately $6.3 million and $5.5 million of net operating loss carryforwards in certain subsidiaries, respectively. Net operating loss of PRC subsidiary will be expired, if unused. As of December 31, 2025, the Company had net operating loss carried forward from the PRC entities of $4,905,372.

The carry forward loss will be expired by, if not utilized
2026	$364,672
2027	312,535
2028	71,390
2029	830,930
2030	433,878
2032	1,016,370
2033	961,573
2034	571,561
2035	342,463
Total	$4,905,372

**	Net operating loss of $1,374,297 in United States has an expiration date of about 20 years.

*** As of December 31, 2024 and 2025, the Company recorded approximately $2.4 million and $2.4 million excise tax payable in other tax payables associated with 1% U.S. federal excise tax that could be imposed on ExcelFin in connection with redemptions by ExcelFin stockholders of Class A Common Stock in connection with the business combination.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025, the tax years ended December 31, 2019 through 2024 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The Company’s U.S. operations expose it to potential challenges by the Internal Revenue Service and state tax authorities in several areas, including the characterization of income, the deductibility of expenses, and the availability of tax credits or incentives. Tax authorities may challenge its positions, leading to additional tax liabilities. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

The Company has classified the Series A Preferred Shares in the equity of the consolidated balance sheets. The accounting for the 290,000 Series A Preferred Shares issued to GFC were first evaluated under ASC 480. The Company determined that the 290,000 Series A Preferred Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480. Based upon the analysis, the Company concluded that the Series A Preferred Shares should not be classified as a liability under ASC 480.

The Company next considered the conditions in ASC 815-40-25-10. The instrument does not include an explicit contractual limit on the number of shares to be issued upon settlement. However, the Company assessed that, based on the conversion terms and the structure of the instrument, the number of shares to be delivered is effectively fixed or determinable. Furthermore, the Company has sufficient authorized and unissued shares available to settle the contract, taking into account all other commitments that may require the issuance of stock during the maximum period the instrument could remain outstanding. The Company also noted that, as a practical matter, it is unlikely that the share price would decline to an extent that would require an unlimited number of shares to be issued. Therefore, Series A Preferred Shares should be classified as permanent equity.

NOTE 16 — ORDINARY SHARES

The Company was incorporated as a private company under the laws of Cayman Island on June 16, 2023, as a direct wholly owned subsidiary of Betters Medical Investment Holdings Limited. As of December 31, 2024, there were 500,000,000 ordinary shares authorized, 35,728,625 shares of ordinary shares issued and 25,555,096 shares outstanding. Shares authorized, issued and outstanding for all periods reflect the retrospective adjustment for Reverse Recapitalization (Note 3).

In the first half of 2025, (1) 583,529 ordinary shares issued to Grand Fortune Capital (H.K.) Company Limited (“Grand Fortune”); (2) 50,000 ordinary Shares issued to J.V.B. Financial Group, LLC (“J.V.B.”); (3) 4,617,228 ordinary shares issued under Baird Medical 2024 Equity Incentive Plan, among which 53,483 shares were reserved for further issuance (see Note 17 for more information). As of December 31, 2025, there were 500,000,000 ordinary shares authorized, 40,979,382 shares of ordinary shares issued and 30,752,370 shares outstanding.

NOTE 17 — STOCK - BASED COMPENSATION

(a) Description of s equity incentive plan

On September 26, 2024, the Company adopted the Baird Medical 2024 Equity Incentive Plan (“2024 Equity Incentive Plan”), under which the Company will grant equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. The initial aggregate number of Ordinary Shares that may be issued or used for reference purposes or with respect to which awards may be granted under the 2024 Equity Incentive Plan shall be equal to 10% of the issued and outstanding Ordinary Shares (on a fully diluted basis) as of immediately after the closing of the Business Combination. The total number of Ordinary Shares that will be reserved, and that may be issued, under the 2024 Equity Incentive Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2025, by a number of Ordinary Shares equal to three percent (3%) of the total outstanding Ordinary Shares on the last day of the prior calendar year. Notwithstanding the automatic annual increase set forth in the 2024 Equity Incentive Plan, the board of directors may act prior to January 1st of a given year to provide that there will be no such increase in the Ordinary Shares reserved for such year or that the increase in the Ordinary Shares reserved for such year will be a lesser number of Ordinary Shares than would otherwise occur pursuant to the stipulated percentage. As of December 31, 2025, the Company has granted 4,563,745 restricted share units under the 2024 Equity Incentive Plan, and vested 4,563,745 restricted share units.

(b) Restricted shares activities

No restricted share activities to individuals and third-party companies happened in the years of 2024 and 2023.

The following table sets forth the summary of restricted share activities to individuals the year ended December 31, 2025:

		Weighted-Average
	Number of Restricted	Grant Date Fair
	Shares Granted	Value (US$)
Unvested as of January 1, 2025	—	—
Awarded	4,563,745	2.9093
Including:
Awarded to directors and non-director employees	823,745	0.5301
Awarded to non-employee consultants	3,740,000	2.3792
Vested	(4,563,745)	(2.9093)
Outstanding at December 31, 2025	—	—

The following table sets forth the summary of restricted share activities to third-party companies the year ended December 31, 2025:

		Weighted-Average
	Number of Restricted	Grant Date Fair
	Shares Granted	Value (US$)
Unvested as of January 1, 2025	—	—
Awarded	633,529	6.6200
Including:
Awarded to Grand Fortune	583,529	6.0975
Awarded to J.V.B.	50,000	0.5225
Vested	(633,529)	(6.6200)
Outstanding at December 31, 2025	—	—

For the years ended December 31, 2025, 2024 and 2023, total stock-based compensation expenses awarded to individuals and third-party companies recognized by the Company were US$17.5 million, nil and nil, respectively. There was no unrecognized share-based compensation expense as of December 31, 2025 and 2024.

NOTE 18 — EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated in accordance with ASC 260 for the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023
Numerator:
Net income /(loss) attributable to the Company’s ordinary shareholders – basic	$(27,278,005)	$12,453,369	$10,545,978
Dilution impacts	—	—	—
Net income /(loss) attributable to the Company’s ordinary shareholders – diluted	(27,278,005)	12,453,369	10,545,978
Denominator:
Weighted average number of shares – basic	27,792,704	21,826,549	20,588,236
Effects of dilutive securities	—	—	—
Weighted average number of shares – diluted	27,792,704	21,826,549	20,588,236
Net income /(loss) per share, basic	$(0.98)	$0.57	$0.51
Net income /(loss) per share, diluted	$(0.98)	$0.57	$0.51

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method.

Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Shares related information for all periods retrospectively reflects the adjustments for Reverse Recapitalization (Note 3). The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts) on earnings per share. 8,823,529 Baird Medical Earnout Shares and 1,350,000 Earnout Shares are earnout arrangements that are subject to the contingently issuable shares guidance in ASC 260-10-45. They were excluded from the computation of earnings per share because they are included in the denominator in computing earnings per share only when the contingency has been met and there is no longer a circumstance in which those shares would not be issued in accordance with ASC260. 11,500,000 units of public warrants were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the year ended December 31, 2024 and 2025.

The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. The computation of diluted net income/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share. For the years ended December 31, 2025 and 2024, the computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of the Company’s preferred shares that would have an anti-dilutive effect (i.e. a decrease in loss per share amounts or an increase in earnings per share amounts) on net (loss)/income per share.

NOTE 19 — RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions.

(a)	Related party balances

The related parties that had balances with the Company as of December 31, 2025 and 2024 consisted of:

	As of December 31,
	2025	2024
Due from related parties:
Betters Medical Investment Holdings Limited	$2,987	2,862
Total	$2,987	$2,862
Due to related parties:
Quan Qiu(1)	$149,860	—
Betters Medical Investment Holdings Limited(2)	4,738,429	$3,703,700
Total	$4,888,289	$3,703,700
(1)	Quan Qiu is the director of Baird Medical Investment Holding Limited.
(2)	Betters Medical Investment Holdings Limited is the controlling shareholder of Baird Medical Investment Holding Limited. The nature of the balance is mainly the listing expenses and interest-free advances for operation paid by Betters Medical Investment Holdings Limited on behalf of the Company.
(b)	Related parties transactions:

The following table set forth the balance of related party transactions as of the date indicated.

		For the years ended December 31,
Name of Related Party	Nature	2025	2024	2023
Betters Medical Investment Holdings Limited	Proceeds of Interest-free advances for operation	$732,688	$20,910	$—
Betters Medical Investment Holdings Limited	Repayment of Interest-free advances for operation	(118,931)	—	(119,783)
Betters Medical Investment Holdings Limited	Interest-free advances for listing expenses	234,967	—	—
Quan Qiu	Interest-free advances for operation	149,860	—	—
Haimei Wu	Interest-free advances made to a related party	—	—	(14,130)
Haimei Wu	Received repayment	—	386,635	—
Total		$998,584	$407,545	$(133,913)

NOTE 20— COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s contractual obligations as of December 31, 2025.

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years
Short-term bank loans	$10,431,850	$10,431,850	$—
Lease payment	150,616	119,887	30,729
Long term loan	8,723,290	2,637,036	6,086,254
Total	$19,305,756	$13,188,773	$6,116,983

Other than as shown above, the Company did not have any significant capital and other commitments, long-term obligations or guarantees as of as of December 31, 2025 and 2024. In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of December 31, 2025 and 2024, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

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

The following table presents the Company’s revenue disaggregated by geographic region based on the location of customers for the years ended December 31, 2025, 2024 and 2023:

	For the years ended
	December 31,
	2025	2024	2023
PRC	$13,495,375	36,184,886	31,457,908
Hong Kong	7,988,415	—	—
United States	938,745	852,222	—
Malaysia	106,002	—	—
Nepal	8,479	—	—
Total	$22,537,016	$37,037,108	$31,457,908

The following table presents the summary information for the only one reporting segment:

	Year Ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenues	$22,537,016	$37,037,108	$31,457,908
Cost of revenues	(3,653,278)	(4,383,363)	(4,227,409)
Gross profit	18,883,738	32,653,745	27,230,499
Operating expenses:
Selling and marketing expenses	(10,264,507)	(4,061,116)	(2,547,000)
General and administrative expenses	(14,119,024)	(7,103,226)	(8,546,880)
Research and development expenses	(20,131,012)	(6,174,365)	(4,274,894)
Total operating expenses	(44,514,543)	(17,338,707)	(15,368,774)
Income/(loss) from operations	(25,630,805)	15,315,038	11,861,725
Interest expense	(737,671)	(576,752)	(285,833)
Interest income	301	393	1,562
Subsidy income	93,394	266	791,959
Other expenses, net	(100,195)	(651,657)	(10,211)
Income/(loss) before income tax	(26,374,976)	14,087,288	12,359,202

The Company has disclosed the type of revenue by type of customers as follows.

	For the years ended
	December 31,
	2025	2024	2023
Distributors	$18,407,591	$17,220,009	$14,995,701
Direct customers(1)	4,129,425	19,817,099	16,462,207
Total	$22,537,016	$37,037,108	$31,457,908
(1)	Revenue from direct customers include revenue from sales of medical devices to hospitals (i.e. directly or through deliverers).

Timing of revenue recognition

	For the years ended
	December 31,
	2025	2024	2023
At a point of time	$22,537,016	$37,037,108	$31,457,908

Furthermore, the Company has disclosed revenue by major product type as follows:

	For the years ended
	December 31,
	2025	2024	2023
MWA devices	$22,537,016	$37,027,277	$30,940,383
– MWA needles	17,214,751	33,826,455	26,278,169
– MWA therapeutic apparatus	5,322,265	3,200,822	4,662,214
Other medical devices	—	9,831	517,525
Total	$22,537,016	$37,037,108	$31,457,908

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

Credit and concentration risk

The Company’s credit risk arises from cash, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of income due to credit risk.

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

Customer concentration risk

For the year ended December 31, 2025, two customers accounted for 23.3% and 12.0% of the Company’s total revenue. For the year ended December 31, 2024, four customers accounted for 25.6%, 14.4%, 11.6% and 10.2% of the Company’s total revenue. For the year ended December 31, 2023, two customers accounted for 14.3% and 10.4% of the Company’s total revenue. Other than that, no single customer comprises over 10% of revenue as for the year ended December 31, 2025, 2024 and 2023, respectively.

Accounts receivable from deliverer group, subsidiaries of a listed company which is principally engaged in the distribution of medical devices and pharmaceutical products in the PRC, accounted for 26.0% and 28.5% of the total balance of the Company’s accounts receivable as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2024, two additional customers accounted for 13.0% and 10.9% of the total balance of accounts receivable. As of December 31, 2023, one additional customer accounted for 11.8% of the total balance of accounts receivable. Other than that, no single customer comprises over 10% of accounts receivable as of December 31, 2025, 2024 and 2023, respectively.

Vendor concentration risk

For the year ended December 31, 2025, two vendors accounted for 40.0% and 25.7% of the Company’s purchase of inventories and equipment. For the year ended December 31, 2024, three vendors accounted for 34.7%, 30.3%, 10.1% of the Company’s purchase of inventories and equipment.

Accounts payable to above vendors was $1.0 million and $0.4 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, one vendor accounted for 54.1% of the total balance of accounts payable. As of December 31, 2024, two vendors accounted for 29.1% and 15.3% of the total balance of accounts payable.

NOTE 23 — SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

In January, 2026, Baide Suzhou obtained four loans from Jiangsu Taicang Rural Commercial Bank Co., Ltd. Xinmao Sub-branch, as detailed: (1) On January 19, 2026, Baide Suzhou borrowed a loan of $0.4 million (RMB3 million) with the term of one year at an annual interest rate of 2.70%;(2) On January 20, 2026, Baide Suzhou borrowed a loan of $0.4 million (RMB3 million) with the term of one year at an annual interest rate of 2.70%;(3) On January 21, 2026, Baide Suzhou borrowed a loan of $0.4 million (RMB3 million) with the term of one year at an annual interest rate of 2.70%;(4) On January 22, 2026, Baide Suzhou borrowed a loan of $0.1 million (RMB1 million) with the term of one year at an annual interest rate of 2.70%.

In March, 2026, the Company filed Form S-8. This Registration Statement was being filed by Baird Medical Investment Holdings Limited (the “Registrant”) to register additional Class A ordinary shares issuable pursuant to its 2024 Equity Incentive Plan (the “2024 Plan”). Pursuant to certain provisions of the 2024 Plan (referred to as the “evergreen provisions”), the number of ordinary shares that are available for award grant purposes under the 2024 Plan is automatically increased each year in accordance with a formula set forth in the 2024 Plan. Based on the above, the additional securities registered hereby consist of 1,229,381 Class A ordinary shares that were automatically added to the 2024 Plan, effective January 1, 2026, pursuant to the 2024 Plan’s evergreen provisions. As of the date of the report, 800,000 shares were newly granted in 2026.

In March, 2026, Baide Suzhou borrowed a loan of $1.4 million (RMB10 million) with the term of one year at an annual interest rate of 2.71% from Industrial and Commercial Bank of China.

In March, 2026, Baide Suzhou obtained three loans from China CITIC Bank Suzhou Branch, as detailed: (1) On March 23, 2026, Baide Suzhou borrowed a loan of $0.9 million (RMB6 million) with the term of one year at an annual interest rate of 2.70%;(2) On March 26, 2026, Baide Suzhou borrowed a loan of $0.1 million (RMB1 million) with the term of one year at an annual interest rate of 2.70%;(3) On March 26, 2026, Baide Suzhou borrowed a loan of $0.6 million (RMB4 million) with the term of one year at an annual interest rate of 2.70%.

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

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been or omitted.

As of December 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of December 31,
	2025	2024
ASSETS
Amounts due from related parties	3,104	2,941
Investments in subsidiaries	$31,364,527	$39,656,197
Total Assets	$31,367,631	$39,659,138
Shareholders’ Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; 290,000 shares issued and outstanding as of December 31, 2025 and 2024	29	29
Ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 40,979,382 shares issued, 30,752,370 shares outstanding as of December 31, 2025; 35,728,625 shares issued,25,555,096 shares outstanding as of December 31, 2024 *	$3,075	2,556
Additional paid-in capital *	28,658,524	11,441,712
Retained earnings	4,077,897	31,355,902
Accumulated other comprehensive loss	(1,371,894)	(3,141,061)
Total Shareholders’ Equity	31,367,631	39,659,138
Total Liabilities and Shareholders’ Equity	$31,367,631	$39,659,138

Condensed statements of comprehensive income

	For the years ended
	December 31,
	2025	2024	2023
Share of profit/(loss) in subsidiaries, net (Note a)	$(27,278,005)	$12,453,369	$10,545,978
Income/(loss) before income tax	(27,278,005)	12,453,369	10,545,978
Income tax provision	—	—	—
Net income/(loss)	(27,278,005)	12,453,369	10,545,978
Other comprehensive income/(loss)
Foreign currency translation gain /(loss)	$1,769,167	$(1,135,939)	$(728,688)
Comprehensive income/(loss)	$(25,508,838)	$11,317,430	$9,817,290

Condensed statements of cash flows

	For the years ended
	December 31,
	2025	2024	2023
Cash flows from operating activities
Net income/(loss)	$(27,278,005)	$12,453,369	$10,545,978
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Equity income/loss in subsidiaries	(27,278,005)	(12,453,369)	(10,545,978)
Net cash provided by operating activities	—	—	—
Cash at beginning of year	$—	$—	$—
Cash at the end of the year	$—	$—	$—

(a)	Basis of presentation

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