Form 20-F/A
period 2025-12-31
Baird Medical Investment Holdings Ltd
filed 2026-07-27
CIK 1982444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Baird Medical Investment Holdings Limited for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2026 (the “Original Form 20-F”), solely to amend and restate Item 5, Item 19 and the F-pages to address certain comments from the staff of the SEC to the Original Form 20-F.

Except as expressly set forth herein, this Amendment No. 1 does not amend, update or otherwise modify any other information contained in the Original Form 20-F. This Amendment No. 1 should be read in conjunction with the Original Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Original Form 20-F.

i

PART I

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

Going Concern Assessment

In assessing our liquidity position and our ability to continue as a going concern for at least 12 months from the issuance date of our consolidated financial statements for the year ended December 31, 2025, management considered the conditions and events described below in the aggregate, including our cash position, working capital, accounts receivable profile and subsequent collections, bank financing arrangements, related-party support and expected operating needs.

1)	Cash and Restricted Cash

As of December 31, 2025, we had cash of US$0.2 million and restricted cash of US$0.4 million. The restricted cash as of December 31, 2025 related to an administrative penalty assessed in November 2024 in connection with our prior failure to timely renew a manufacturing license as a result of employee oversight. We paid the remaining penalty in full in January 2026, and the related cash freeze was lifted in January 2026. As of March 31, 2026, our cash balance increased to approximately US$1.6 million.

2)	Net Loss for Fiscal Year 2025

Although we recorded a net loss of US$27.5 million for the year ended December 31, 2025, including net loss attributable to controlling shareholders of US$27.3 million, management considered the underlying drivers of the loss in its liquidity assessment. A significant portion of the 2025 net loss was attributable to non-cash share-based compensation expenses of US$17.5 million and increased research and development service fees, including FDA certification fees, CE Marking fees and expenditures on AI ablation systems and equipment. Management does not expect equity awards of a comparable magnitude to recur in the near term, and expects research and development cash spending to decrease after the completion of certain regulatory, validation and project milestones. However, there can be no assurance that our actual cash requirements will not exceed management’s current expectations.

3)	Working Capital

The Company had positive working capital as of both December 31, 2024 and 2025. Working capital was US$26.8 million and US$22.6 million as of December 31, 2024 and 2025, respectively. Management considered the Company’s positive working capital position as part of its going concern assessment.

4)	Net Cash Used in Operating Activities for Fiscal Year 2025

Net cash used in operating activities improved in 2025, decreasing to US$1,344,032 from US$6,313,115 in 2024. Management considered this year-over-year improvement as part of its going concern assessment and believes it reflects the Company’s cash management and working capital optimization efforts.

5)	Total current liabilities analysis

As of December 31, 2025, the Company had segregated its total current liabilities into (i) items requiring cash settlement within the next 12 months, mainly include loans, accounts payable, accrued expenses and other current liabilities and (ii) non-cash or long-term natured items excluded from immediate liquidity concern, mainly include contract liabilities (which will be recognized as revenue upon delivery of goods and does not require cash repayment), and amounts due to a related party (i.e., Betters Medical Investment Holdings Limited, the related party of the Company, which provided the Company with an executed letter of continuing financial support confirming that payables due to it will not be required to be repaid within the next 12 months from the date the financial statements are issued).

Note (1) — Loans: Historical Debt Renewals and Refinancing

●	Historical track record. As evidenced by the loan contracts and renewal documentation, the Company has successfully renewed or rolled over 100% of its short-term bank facilities over the past several years. The Company maintains strong, long-standing relationships with all five lending institutions.
●	Management assessment. Based on ongoing discussions with bank relationship managers and the Company’s credit history, management believes that these facilities will be renewed upon maturity in the ordinary course of business.
●	Contingency backstop. In the unlikely event that a specific bank declines to renew a facility, the related parties’ letter of financial support, together with collection of accounts receivable, would provide capital to repay the outstanding principal. Accordingly, management believes that the Company does not face a liquidity gap with respect to these borrowings.

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

Management believes these improved financing terms reflect the Company’s strengthened banking relationships and credit profile and are expected to reduce the Company’s overall cost of debt and improve liquidity going forward.

Note (2) — Accounts Payable, Accrued Expenses and Other Current Liabilities

Accounts payable, accrued expenses and other current liabilities relate to routine payments to suppliers, employees, tax authorities, and professional service providers. Management has identified the following liquidity resources available to satisfy the current liabilities that requiring cash settlement:

●	Support from Betters Medical Investment Holdings Limited and Haimei Wu:

To alleviate short-term liquidity pressure and demonstrate commitment to the Company’s financial stability, Betters Medical Investment Holdings Limited, the related party of the Company, together with Haimei Wu, the Chairwoman of the Board of Directors and Chief Executive Officer of the Company, provided the Company with an executed letter of continuing financial support. Haimei Wu is able to provide financial support of US$2.0 million, supported by properties owned by Ms. Wu, as necessary to enable the Company to meet its obligations as they become due for a period of at least twelve months from the date the financial statements are issued. Betters Medical Investment Holdings Limited confirmed that payables due to it will not be required to be repaid within the next twelve months from the date the financial statements are issued. Management considered this financial support and non-demand confirmation in assessing the Company’s liquidity and its ability to meet obligations as they become due.

●	Subsequent Collections of Accounts Receivable:

Between December 31, 2025 and the issuance date of the financial statements (i.e., April 24, 2026), the Company received collections of approximately US$4.6 million relating to accounts receivable outstanding as of December 31, 2025, representing approximately 10.8% of the Company’s net accounts receivable balance of US$42.5 million as of such date. In addition, between the issuance date of the financial statements (i.e., April 24, 2026) and May 29, 2026, the Company collected additional approximately US$1.2 million in accounts receivable outstanding as of December 31, 2025, representing approximately 2.8% of the Company’s net accounts receivable balance of US$42.5 million as of December 31, 2025.The Company believes that payment approval delays were temporary and were affected by slower internal approval processes during the past two years, including as a result of the anti-corruption campaign in the pharmaceutical industry. Management has implemented a focused collection initiative targeting outstanding accounts receivables to satisfy the operating payables.

6)	2026 Profitability Drivers and Recovery Factors

Management also considered operational developments expected to support the Company’s business in 2026, including international market expansion and participation in national volume-based procurement tenders.

●	International Market Expansion

During 2025 and early 2026, the Company obtained medical device registration approvals and sales licenses in multiple key international markets. Management expects these new geographic segments to provide incremental revenue streams outside the China hospital channel and to contribute revenue beginning in the second quarter of 2026.

Certification
Country	Approved Products	Obtained
Indonesia	Disposable Microwave Ablation Needles	February 2025
Indonesia	Microwave Therapeutic Instrument — MTI-5ET	February 2025
Argentina	Disposable Microwave Ablation Needles	December 2025
Pakistan	Disposable Microwave Ablation Needles	December 2025
Malaysia	Disposable Microwave Ablation Needles; Microwave Therapeutic Instruments	May 2025
Vietnam	Microwave Ablation Devices	January 2026

●	Participation in National Volume-Based Procurement Tenders

The Company has positioned its product portfolio for inclusion in China’s centralized procurement programs. While volume-based procurement generally implies lower per-unit pricing, it also provides volume commitments and can reduce sales and marketing costs. Management expects participation in these tenders to stabilize and grow the Company’s China revenue base with improved operating leverage, offsetting margin compression through volume efficiency.

Based on the factors described above, including the Company’s cash and restricted cash position, positive working capital, the nature of the 2025 net loss, improvement in operating cash outflows, historical debt renewals and refinancing activities, continuing financial support from Haimei Wu, the non-demand confirmation from Betters Medical Investment Holdings Limited, subsequent collections of accounts receivable, and expected 2026 profitability drivers, management concluded that there was no substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the financial statements.

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

Management considered the primary factors contributing to the 2025 net loss as part of the Company’s going concern assessment. The net loss was primarily attributable to two factors, as discussed below:

1)	Revenue Decline in 2025

The primary driver of the revenue decline in 2025 was a significant slowdown in purchasing activity among our customers in China. During 2025, certain hospital customers and procurement departments adopted more conservative purchasing and approval procedures in response to heightened regulatory scrutiny and compliance review procedures in China’s pharmaceutical and healthcare sector. As a result, hospital administrators and procurement departments adopted a more conservative approach and deferred non-essential capital equipment purchases and new technology adoptions to ensure compliance with ongoing audits.

We believe this was an industry-wide phenomenon affecting medical device sales in China during periods of regulatory intensification. We also believe that the decline represented a deferral of demand rather than a permanent loss of market share or obsolescence of our product portfolio. We believe that our products maintain their clinical utility and competitive positioning, and management anticipates a normalization of procurement cycles as the inspection wave moderates.

2)	Operating Expenses Increases in 2025

The 2025 net loss was also affected by two significant expense items that we do not view as reflective of our core operating run rate: stock-based compensation expenses and research and development expenses.

●	Stock-based compensation. A substantial portion of the increase in expenses related to equity awards granted to consultants and employees during 2025. The increase in stock-based compensation expense during 2025 was attributable to these equity awards. We do not anticipate grants of this magnitude in the near term. This expense is non-cash in nature and does not affect our liquidity or operating cash flows. Accordingly, we view this item as a temporary deviation from our normalized compensation expense run rate and not as an indication of an ongoing or permanent deterioration in our cost structure.
●	Research and development milestones. We achieved significant clinical and regulatory progress on key pipeline projects in 2025. These milestones triggered contractual payments to suppliers and associated clinical trial expenses, resulting in a one-time increase in R&D expense recognition. We view these expenditures as investments in future growth platforms and do not expect them to recur at the same level in the immediate subsequent period. The underlying projects have advanced to phases that we expect will require comparatively lower near-term investment before commercialization.

We believe these factors indicate that the 2025 net loss was primarily attributable to non-recurring expenses and strategic R&D investments, rather than a deterioration in our underlying operating performance. Specifically, the projected reduction in future R&D expenditures is not expected to adversely impact our revenue trajectory for two primary reasons:

First, the increased research and development expenditures incurred during 2025 were primarily related to our efforts to obtain regulatory approvals and establish market access in new international markets, including South Korea, New Zealand and Argentina. These expenditures were principally associated with initial market entry initiatives rather than the support of our existing commercialized products and established revenue-generating markets. Accordingly, we believe that the anticipated reduction in research and development spending relating to these new markets is not expected to adversely affect revenue generated from our existing mature markets and established product portfolio.

Second, the elevated research and development expenditures incurred during 2025 primarily consisted of one-time validation, testing and registration-related costs necessary to obtain initial regulatory approvals and commercialization permits in overseas jurisdictions. Our underlying product technologies are already commercially established and technologically mature. As a result, we do not believe that substantial ongoing foundational research and development activities will be required following completion of the applicable approval processes. Once the relevant regulatory approvals are obtained, we expect research and development activities in these jurisdictions to transition primarily to lower-cost commercialization support, product maintenance and routine regulatory compliance activities. Accordingly, we expect future research and development expenditures to decline meaningfully from 2025 levels while continuing to support anticipated international revenue growth.

We believe that the anticipated reduction in future research and development cash expenditures, together with our expectation that its existing revenue base will be maintained, supports the feasibility of our plans to mitigate liquidity pressures. We also believe that these planned reductions in expenditures are not expected to materially adversely affect our ongoing operations, commercial activities or long-term business strategy. We also considered our historical profitability for the fiscal years ended December 31, 2024 and 2023. We believe this historical profitability supports its view that the 2025 net loss was driven primarily by temporary or non-recurring factors, rather than a fundamental deterioration in our business model, customer credit quality or ability to continue as a going concern.

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

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total revenues decreased by 39.2% from US$37.0 million in 2024 to US$22.5 million in 2025, resulting in a net decrease of US$14.5 million. The overall decrease in our revenue was primarily due to a decrease in demand for, and sales of, MWA devices in 2025.

Our revenue from distributors increased from US$17.2 million in 2024 to US$18.4 million in 2025, resulting in a net increase of US$1.2 million. Changes in overall average sales prices increased revenue by approximately US$1.9 million, while changes in the volume of products sold decreased revenue by approximately US$0.7 million. With respect to the sales of MWA needles, revenue decreased due to a decrease in the number of units sold. With respect to the sales of MWA therapeutic apparatus, revenue increased due to increases in both the number of units sold and the selling price. The increase in revenue from sales of MWA therapeutic apparatus outweighed the decrease in revenue from sales of MWA needles, resulting in an overall increase in revenue from distributors. The change in revenue of sales of other medical devices was immaterial.

Our revenue from direct customers decreased from US$19.8 million in 2024 to US$4.1 million in 2025, resulting in a net decrease of US$15.7 million. Changes in overall average sales prices decreased revenue by approximately US$1.1 million, while changes in the volume of products sold decreased revenue by approximately US$14.6 million. With respect to the sales of MWA needles and other medical devices, revenue decreased due to decreases in both the number of units sold and the selling price. With respect to the sales of MWA therapeutic apparatus, revenue decreased due to decreases in both the number of units sold and the selling price.

Cost of revenues

Our cost of revenues decreased by 16.7% from US$4.4 million in 2024 to US$3.7 million in 2025, resulting in a net decrease of US$0.7 million, primarily due to the overall decrease in revenue. Our cost of revenues mainly consisted of (i) costs of other medical devices; (ii) direct material costs for our proprietary MWA medical devices; (iii) direct staff costs; (iv) production overheads; and (v) distribution costs.

Gross profit and gross margin

As a result of the above, our gross profit decreased from US$32.7 million in 2024 to US$18.9 million in 2025, resulting in a net decrease of US$13.8 million. Our gross profit margin decreased from 88.2% in 2024 to 83.8% in 2025, resulting in a decrease of 4.4 percentage points.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses increased by US$6.2 million from US$4.1 million in 2024 to US$10.3 million in 2025, primarily due to (i) an increase in share-based compensation expenses from nil in 2024 to US$6.9 million in 2025, (ii) an increase in staff cost of US$0.9 million, from US$1.5 million in 2024 to US$2.4 million in 2025, due to an increase in sales personnel costs for the U.S. market, partially offset by (iii) an decrease in advertising expenses of US$1.4 million, from US$1.9 million in 2024 to US$0.5 million in 2025, and other individually immaterial decreases. Accordingly, our selling and marketing expenses accounted for 45.5% and 11.0% of our revenues in 2025 and 2024, respectively.

Research and development expenses

Research and development expenses primarily consisted of CRO (Contract Research Organization) and other research and development service fees, depreciation expense related to equipment used for research and development, compensation and benefit expenses relating to our research and development personnel, as well as office overhead and other expenses relating to our R&D activities. Our research and development expenses increased by US$13.9 million from US$6.2 million in 2024 to US$20.1 million in 2025, primarily due to an increase in research and development service fee of US$13.9 million, from US$4.2 million in 2024 to US$18.1 million in 2025. These service fees included FDA certification fees, CE Marking fee, and R&D expenditures on AI ablation systems and equipment. Accordingly, our research and development expenses accounted for 89.3% and 16.7% of our total revenues in 2025 and 2024, respectively.

General and administrative expenses

Our general and administrative expenses increased by US$7.0 million, from US$7.0 million in 2024 to US$14.1 million in 2025, primarily due to (i) an increase in share-based compensation expenses from nil in 2024 to US$9.6 million in 2025, partially offset by (ii) a decrease in legal and professional fees of US$2.2 million, primarily attributable to the non-recurring elevated legal and professional service fees incurred in 2024 in connection with the Company’s Business Combination and related listing matters.

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

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our total revenues increased by 17.7% from US$31.5 million in 2023 to US$37.0 million in 2024, resulting in a net increase of US$5.5 million. The overall increase in our revenue was primarily attributable to an increase of approximately US$6.1 million in sales of MWA devices, partially offset by a decrease of approximately US$0.5 million in sales of other medical device.

Our revenue from direct customers increased from US$16.5 million in 2023 to US$19.8 million in 2024, resulting in a net increase of US$3.3 million. Changes in overall average sales prices decreased the revenue by approximately US$0.6 million, while changes in the volume of products sold increased the revenue by approximately US$3.9 million. With respect to the sales of MWA needles, revenue increased by approximately US$3.5 million due to an increase in sales volume. With respect to the sales of MWA therapeutic apparatus, revenue increased by approximately US$0.3 million due to increases in both the quantity of sales and the selling price. With respect to the sales of other medical devices, revenue decreased by approximately US$0.5 million due to decreases in both the quantity of sales and the selling price. The increase in revenue from the sales of MWA needles and MWA therapeutic apparatus outweighed the decrease in revenue from the sales of other medical devices, resulting in an overall increase in revenue from direct customers.

Our revenue from distributors increased from US$15.0 million in 2023 to US$17.2 million in 2024, resulting in a net increase of US$2.2 million. Changes in overall average sales prices decreased revenue by approximately US$0.2 million, while changes in the volume of products sold increased revenue by approximately US$2.4 million. With respect to the sales of MWA needles, revenue increased by approximately US$4.0 million primarily due to an increase in sales volume. This increase was partially offset by an aggregate decrease of approximately US$1.8 million in revenue from sales of MWA therapeutic apparatus and other medical devices, primarily due to decreases in sales volume. The increase in revenue from the sales of MWA needles outweighed the decrease in revenue from the sales of MWA therapeutic apparatus and other medical devices, resulting in an overall increase in revenue from distributors.

Cost of revenues

Our cost of revenues increased by 3.7% from US$4.2 million in 2023 to US$4.4 million in 2024, resulting in a net increase of US$0.2 million, primarily due to the overall increase in revenue from sales of MWA devices. Our cost of revenues mainly consisted of (i) costs of other medical devices; (ii) direct material costs for our proprietary MWA medical devices; (iii) direct staff costs; (iv) production overheads; and (v) distribution costs.

Gross profit and gross margin

As a result of the above, our gross profit increased from US$27.2 million in 2023 to US$32.7 million in 2024, resulting in a net increase of US$5.5 million, and our gross profit margin increased from 86.6% in 2023 to 88.2% in 2024, representing an increase of 1.6 percentage points. The increase in gross margin was primarily due to a higher proportion of revenue generated from sales of MWA devices, which generally have higher gross margins than other medical devices.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses increased by US$1.6 million from US$2.5 million in 2023 to US$4.1 million in 2024, primarily due to (i) a decrease in advertising expenses of US$0.9 million, from US$1.0 million in 2023 to US$1.9 million in 2024, (ii) an increase in staff cost of US$0.4 million, from US$1.2 million in 2023 to US$1.6 million in 2024, due to an increase in the sales personnel costs for the U.S market, (iii) an increase in travel expenses of US$0.2 million, from US$77,225 in 2023 to US$258,774 in 2024. Accordingly, our selling and marketing expenses accounted for 11.0% and 8.1% of our revenues in 2024 and 2023, respectively.

Research and development expenses

Research and development expenses primarily consisted of CRO (Contract Research Organization) and other research and development service fee, depreciation expense related to equipment used for research and development, compensation and benefit expenses relating to our research and development personnel, as well as office overhead and other expenses relating to our R&D activities. Our research and development expenses increased by US$1.9 million from US$4.3 million in 2023 to US$6.2 million in 2024, primarily due to an increase in research and development service fee of US$1.4 million, from US$2.8 million in 2023 to US$4.2 million in 2024. These service fees included FDA certification fees, CE Marking fees, and R&D expenditures on AI ablation systems and equipment. Accordingly, our research and development expenses accounted for 16.7% and 13.6% of our total revenues in 2024 and 2023, respectively.

General and administrative expenses

Our general and administrative expenses decreased from US$8.5 million in 2023 to US$7.1 million in 2024, resulting in a net decrease of $1.4 million, primarily due to a decrease in net allowance for expected credit losses on accounts receivable, from US$2.2 million in 2023 to US$1.2 million in 2024. In 2024, the net allowance for expected credit losses was US$2.3 million, partially offset by recoveries of allowance for expected credit losses of US$1.1 million.

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

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2024 and 2025, we had cash and restricted cash of US$3.0 million and US$0.6 million, respectively. There was no restricted cash as of December 31, 2024. The restricted cash amount was US$0.4 million as of December 31, 2025. The restricted cash as of December 31, 2025 was lifted in January 2026. As of December 31, 2025, we had a working capital balance of $22.6 million. As of March 31, 2026, our cash balance increased to approximately US$1.6 million.

Accounts Receivable Turnover Days, Subsequent Collection and Collectability Assessment

1)	Overview of Accounts Receivable Balance as of December 31, 2025

As of December 31, 2025, our net accounts receivable balance was US$42.5 million, of which US$39.7 million was overdue based on contractual payment terms ranging from 30 to 180 days. The overdue status was primarily attributable to a combination of factors, including the intensified anti-corruption campaign in China’s pharmaceutical and healthcare sector, which has contributed to a longer collection cycle for by prompting hospital customers to adopt more stringent internal payment approval procedures, and the lengthy payment cycles of hospital customers.

Although our standard contractual payment terms generally range from 30 to 180 days, we may, in practice, agree to extended payment arrangements with certain customers on a case-by-case basis. In evaluating whether to grant an extended payment arrangement, we consider customer-specific factors, including the purchase volume, the length of the customer relationship, the historical payment and default records, and our expected future business relationship with the customer. The length of any extended payment arrangement varies depending on the specific customers and the relevant circumstances. In certain cases, upon customer request, payment may be delayed beyond the original contractual payment terms. We review each request for an extension individually and approves such request only when management believes the extension is in our best interests.

Historically, we have not charged or collected material late payment fees from customers, because we intended to maintain positive working relationships with customers and has not otherwise experienced significant historical defaults. However, we continue to reserve its contractual rights to demand payment upon expiration of the applicable payment period. For certain customers, the need for extended payment arrangements has been driven primarily by lengthy internal payment approval processes and delays resulting from external factors, including heightened compliance review procedures in China’s pharmaceutical and healthcare sector.

We considered these factors, together with subsequent collections, historical collection patterns, payment plans agreed with major customers, and its allowance for expected credit losses, in assessing the collectability of the December 31, 2025 accounts receivable balance.

As of December 31, 2023, 2024 and 2025, our accounts receivable turnover days were 337 days, 412 days and 777 days, respectively. We calculated accounts receivable turnover days using the following formula:

Average accounts receivable × 360 days ÷ sales revenue = accounts receivable turnover days, average accounts receivable equals the sum of the opening accounts receivable balance and the closing accounts receivable balance divided by two.

As of December 31, 2024, our gross accounts receivable balance was US$50.6 million. As of December 31, 2025, our gross accounts receivable balance decreased to US$47.3 million, representing a decrease of approximately 7% from December 31, 2024. For the year ended December 31, 2025, our revenue decreased to US$22.5 million by 39.2% from 2024. As a result of the significant decline in revenue and the continued lengthening of collection cycles, the net accounts receivable balance as of December 31, 2025 was $42.5 million (i.e., gross accounts receivable balance less allowance for expected credit losses), representing 188.9% of total revenue for 2025. Management believes this disproportionate relationship was primarily attributable to the continued delay in collections from prior periods and, in certain cases, further delays resulting from more stringent internal payment approval procedures at customers.

2)	Subsequent Collections and Collectability Assessment of Accounts Receivable Balance as of December 31, 2025 Between December 31, 2025 and the Issuance Date of the Financial Statements (i.e., April 24, 2026)
i.	Subsequent Collections between December 31, 2025 and the Issuance Date of the Financial Statements (i.e., April 24, 2026)

Between December 31, 2025 and the issuance date of the financial statements (i.e., April 24, 2026), we received collections of approximately US$4.6 million relating to accounts receivable outstanding as of December 31, 2025, representing approximately 10.8% of our net accounts receivable balance of US$42.5 million as of such date. As of December 31, 2025, we had 65 customers with outstanding accounts receivable balances. Among these customers, 14 customers were individually evaluated and determined to present collectability concerns. In accordance with ASC 326, we recorded an allowance for expected credit losses of approximately US$2.1 million relating to these customers.

The remaining 51 customers comprised our active accounts receivable portfolio, for which management continued to expect substantial recoverability. As of April 24, 2026, 24 of these 51 customers had made partial or full payments on their outstanding balances as of December 31, 2025. The accounts receivable balance attributable to these 24 customers was approximately US$32.2 million as of December 31, 2025, representing approximately 75.8% of our net accounts receivable balance of US$42.5 million as of such date.

We considered the collection of approximately US$4.6 million through April 24, 2026, together with the fact that 24 customers with significant outstanding balances had made partial or full subsequent payments, as indicators of ongoing collection activity subsequent to year-end. Management believes that these subsequent collections support its assessment that the overdue status of the relevant accounts receivable balances was primarily attributable to customers extended internal payment review and approval procedures, including delays associated with heightened compliance review measures in China’s pharmaceutical and healthcare sector, rather than customers’ inability or unwillingness to make payment.

ii.	Analysis of the Nature of our Customer Base

We generate revenue from the sale of medical devices to hospitals through two primary channels: (i) direct customers, including sales directly to hospitals or through deliverers, and (ii) distributors. As of December 31, 2025, distributors accounted for 48% of our US$42.5 million accounts receivable balance, while direct customers accounted for the remaining 52%.

Hospitals generally have lengthy internal payment review and approval procedures. As a result, payments may be completed after the contractual due date due to internal administrative and approval processes, in which case the contractual payment terms may not strictly be followed as a result.

iii.	Impact of the Anti-Corruption Campaign in the Pharmaceutical Industry

In 2024 and 2025, anti-corruption enforcement and heightened compliance review procedures in China’s pharmaceutical and healthcare sector affected the payment approval processes of certain hospital customers. In response to these developments, certain customers implemented enhanced internal review and approval procedures for payments. These procedures resulted in temporary delays in payment processing and further extended our collection cycles.

Management believes that these delays were primarily administrative and procedural in nature and did not reflect a deterioration in the underlying creditworthiness of the relevant customers. In reaching this view, management considered our subsequent collection activity after year-end, including the collection of approximately US$4.6 million through April 24, 2026, the fact that 24 customers with significant outstanding balances had made partial or full subsequent payments, historical collection patterns, and payment plans agreed with major customers.

iv.	Allowance for Expected Credit Losses

We believe it is appropriate to calculate current expected credit losses using both an individual basis and an aging group basis. For the aging group basis, we consider historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and recoveries in assessing lifetime expected credit losses. We apply expected credit loss rates of: 3% for balances aged within one year; 10% for balances aged between one and two years; 15% for balances aged between two and three years; and100% for balances aged over three years. For the individual basis analysis, we perform a qualitative, case-by-case assessment of each significant customer’s receivable balance. For each customer, management considers factors including: the length and history of the relationship with the customer; the customer’s historical default record and payment patterns; the customer’s current financial condition; the customer’s creditworthiness; and our future business prospects with the customer.

Based on this qualitative analysis, management determines the appropriate allowance for expected credit losses for each customer evaluated on an individual basis.

We recorded allowances for expected credit losses of US$4.8 million and US$4.0 million as of December 31, 2025 and 2024, respectively, representing 10.1% and 7.9% of the corresponding total accounts receivable balances.

Based on historical loss rates, current customer creditworthiness, and reasonable and supportable forecasts, we believe that its allowance for expected credit losses was adequate.

3)	Subsequent Collections and Collectability Assessment of Accounts Receivable Balance as of December 31, 2025from April 24, 2026 through May 29, 2026

Between the issuance date of the financial statements (i.e., April 24, 2026) and May 29, 2026, we collected approximately US$1.2 million in accounts receivable outstanding as of December 31, 2025, representing approximately 2.8% of our net accounts receivable balance of US$42.5 million as of December 31, 2025.

As of May 29, 2026, 25 of these 51 customers had made partial or full payments on their outstanding balances as of December 31, 2025. The accounts receivable balance attributable to these 25 customers was approximately US$32.3 million as of December 31, 2025, representing approximately 76.0% of our net accounts receivable balance of US$42.5 million as of such date.

4)	Management’s Overall Collectability Assessment of Accounts Receivable Balance

Expected Future Collections:

Management evaluated the expected future collections of the remaining accounts receivable balance outstanding as of December 31, 2025 based on the following factors:

(i)our historical collection patterns and subsequent actual collection status;

(ii)payment plans agreed with major customers.

Management considered these factors collectively in evaluating the collectability of the remaining accounts receivable balance. In particular, management believes that the historical collection record and subsequent payment records with major customers indicate continued collection activity, while the expected normalization of hospital payment approval processes supports management’s view that the current delays are primarily timing-related.

Based on this assessment, management believes that the substantial majority of the remaining accounts receivable balance outstanding as of December 31, 2025 will be collected.

We continue to closely monitor its accounts receivable portfolio. Management regularly reviews the aging status, payment trends, and any emerging indicators of collectability risk relating to significant customers. This ongoing monitoring process includes, but is not limited to:

(i)	tracking customer payment commitments and actual collections against anticipated timelines;

(ii)	maintaining ongoing communications with customers to identify any potential or worsening payment issues; and
(iii)	monitoring external developments, including changes in hospital funding, regulatory actions, governmental investigations, or other developments that may affect customers’ ability to satisfy payment obligations.

If, during the course of this ongoing monitoring process, we obtain evidence indicating that collection of certain accounts receivable balances is no longer probable, for example, where a customer declares bankruptcy, fails to honor payment commitments, or becomes subject to prolonged governmental restrictions affecting its ability to pay, we will record additional allowances for expected credit losses, as appropriate. Any such adjustments, if required, would be reflected in our interim financial statements for the six-month period ending June 30, 2026 and its annual report for fiscal year ending December 31, 2026.

Tabular Presentation of Gross Accounts Receivable, Aging, Credit Losses, Customer Categories, and 2026 Payments

1)	Tabular Presentation of Gross Accounts Receivable, Aging, Credit Losses, Customer Categories

An aging analysis of our gross amount of accounts receivable calculated from the expiration date of the customer’s credit terms is as follows:

	As of December 31,
	2025	2024
Within one year	$27,346,103	$42,257,189
Including: Not Overdue	7,609,771	13,225,014
Over one year	19,939,290	8,311,509
	$47,285,393	$50,568,698

The following table further summarizes our accounts receivable and allowance for expected credit losses by customer type as of December 31, 2025 for each category (i.e. for distributors and for direct customers):

		Allowance for expected
Distributors	Gross amount	credit losses	Net amount
Individual basis	244,278	(244,278)	—
Aging Group Basis	21,468,380	(1,090,993)	20,377,387
Within 1 year-Not overdue	6,159,879	(184,796)	5,975,083
Within 1 year-Past due	8,977,959	(269,339)	8,708,620
Within 1-2 years-Past due	6,254,466	(625,447)	5,629,019
Within2-3 years-Past due	76,076	(11,411)	64,665
Over 3 years-Past due	—	—	—
Total	21,712,658	(1,335,271)	20,377,387

		Allowance for expected
Direct Customers	Gross amount	credit losses	Net amount
Individual basis	1,886,866	(1,886,866)	—
Aging Group Basis	23,685,869	(1,534,337)	22,151,532
Within 1 year-Not overdue	1,449,892	(43,497)	1,406,395
Within 1 year-Past due	10,758,373	(322,751)	10,435,622
Within 1-2 years-Past due	11,071,027	(1,107,102)	9,963,925
Within2-3 years-Past due	406,577	(60,987)	345,590
Over 3 years-Past due	—	—	—
Total	25,572,735	(3,421,203)	22,151,532

2)	Individual basis Assessment-14 customers (distinguishes the amount between distributor and direct customer by category)

As of December 31, 2025, we had 65 customers with outstanding accounts receivable balances. Among these customers, 14 customers were individually evaluated and determined to present collectability concerns. In accordance with ASC 326, we recorded an allowance for expected credit losses of approximately US$2.1 million relating to these customers.

Of these 14 customers: (i) two customers were distributors. The aggregate accounts receivable balance attributable to these two distributor customers represented approximately 0.5% of the total gross accounts receivable balance as of December 31, 2025; (ii)12 customers were direct customers. The aggregate accounts receivable balance attributable to these 12 direct customers represented approximately 4.0% of the total gross accounts receivable balance as of December 31, 2025.

3)	The amount of payments during 2026 by category:

Through May 29, 2026, we received $5.8 million in collections from the December 31, 2025 gross accounts receivables balance. These payments relate primarily to receivables aged within 1 year and 1‑2 years. Of the $5.8 million collected:(i) $4.8 million was collected from distributors, representing approximately 82.8% of the total collections through May 29, 2026. (ii)$1.0 million was collected from direct customers, representing approximately 17.2% of the total collections through May 29, 2026.

Extended Payment Arrangements – Amount, Material Terms, and Categorization

As of December 31, 2025, we had agreed to extended payment arrangements with certain customers on a case‑by‑case basis. The total gross accounts receivable balance subject to such extended arrangements was approximately $39.7 million. Of this amount, $15.6 million related to distributors, representing approximately 39.1% of the total gross accounts receivables subject to extended arrangements, and $24.1 million related to direct customers, representing approximately 60.9% of the total.

Material terms of extended payment arrangements include: (i) Duration. Extensions days depending on the customer’s circumstances, purchase volume, and historical relationship. (ii) Contractual rights. We reserve all contractual rights to demand payment upon expiration of the extended period and does not waive any rights to pursue collection, including legal action, if necessary.

For purposes of calculating the allowance for expected credit losses, we age all accounts receivable based on the original contractual payment terms, regardless of whether an extended payment arrangement has been subsequently agreed with the customer.

The following table reflects. category of these extended payment arrangements amounts

December 31, 2025
Within one year	$27,346,103
Including: Not Overdue	7,609,771
Over one year	19,939,290
Total gross amount	$47,285,393
Less: Not Overdue	(7,609,771)
Extended payment arrangements amount	39,675,622

Hospital Processing Time, Anti‑Corruption Campaign Impact, Product‑Specific Processing Differences, and Expected Stabilization

1)	When the additional administrative procedures due to the intensified anti-corruption campaign in China’s pharmaceutical and healthcare sector began:

The intensified anti‑corruption campaign in China’s pharmaceutical and healthcare sector began to have a noticeable impact on hospital payment processing in 2024, with the effects becoming more pronounced throughout the full year of 2025. The campaign prompted hospitals to implement more stringent internal review procedures, including:

(i)	Frequent internal audits leading to temporary payment suspensions;
(ii)	Additional layers of approval for payments to medical device suppliers;
(iii)	More rigorous documentation and compliance checks; and
(iv)	Stricter scrutiny of capital expenditures and procurement decisions.

2)	The additional processing time needed for MWA needles versus MWA therapeutic apparatus:

The difference in processing time observed between MWA needles and MWA therapeutic apparatus is not driven by the nature of the products themselves, but rather by hospital-specific factors and regional variations in approval workflows. Furthermore, processing times vary significantly across different hospitals and regions, depending on factors such as: The hospital's tier and internal organizational structure; Regional regulatory environments and compliance requirements; The maturity of the hospital's internal approval systems; The intensity of local anti-corruption campaign enforcement.

Consequently, the processing time differential between the two product categories is primarily a function of hospital-level administrative procedures and regional practices, rather than product-specific characteristics.

3)	When this processing time to stabilize and/or improve

Management expects hospital payment processing times to gradually stabilize and improve beginning in the second half of 2026, based on the following projected timeline:

Timeframe	Expected Development	Key Assumptions
Q3 2026	Initial signs of stabilization; processing times plateau at current levels	Hospitals complete internal compliance adjustments; no further tightening of approval procedures
Q4 2026 – Q1 2027	Gradual improvement; processing times begin to shorten	Hospitals revert to more normalized workflows; anti-corruption enforcement intensity moderates
By the end of 2027	Return to pre-campaign levels	Stable regulatory environment; no significant new compliance requirements introduced

The expected timeline described above is based on a combination of:

(i)Historical industry experience with regulatory cycles;

(ii)Informal peer communications and industry consensus;

(iii)Insights gathered from medical conferences and industry forums;

(iv)Direct feedback from hospital customers through ongoing relationship management; and

(v)	Observable trends in regulatory developments.

While these sources provide a reasonable basis for management’s expectations, we acknowledge that actual developments may differ from current expectations due to unforeseen regulatory changes or other external factors beyond our control. Management continues to monitor the situation closely and will update its assessments as further information becomes available.

Detailed discussion for the issues with the distributor portion of the significantly overdue net accounts receivable balance

1)	Distributor portion of overdue net accounts receivable balance

As of December 31, 2025, distributors portion of overdue net accounts receivable balance accounted for 41.0% ($14.4 million) of the overdue net accounts receivable balance. Although the anti‑corruption campaign primarily affects hospitals, not distributors. However, the distributor portion of overdue AR is nevertheless significantly impacted by the same external factors for the following reasons:

(i)Cash flow spillover effect: Distributors’ primary customers are hospitals. When hospitals delay payments to distributors, distributors’ own cash flows are constrained, which in turn delays their payments to us.
(ii)Extended credit terms to hospitals: Distributors often grant extended payment terms to hospitals as a competitive practice. When hospitals further delay payments due to anti‑corruption‑related procedures, distributors’ ability to pay is similarly delayed.

(iii)Inventory financing pressures: Distributors often finance inventory purchases through bank loans or internal capital. When hospital payment cycles lengthen, distributors face increased financing costs and liquidity pressure, further delaying their settlements with us.
2)	Material payment terms related to distributors

Our standard contractual payment terms with distributors generally range from 30 to 180 days, depending on the following factors:

(i)	Purchase volume: Larger volume orders may receive longer credit terms (up to 180 days) as an incentive.
(ii)	Duration of relationship: Long‑standing distributors with strong payment histories may receive extended terms.
(iii)	Distributor credit profile: Distributors with stronger financial positions and credit ratings receive more favorable terms.

In practice, we may enter into subsequent supplemental agreements with distributors on a case‑by‑case basis, which may contain extended credit terms, subject to applicable conditions.

Expected Collection Timeline and Current Asset Classification

1)	As of April 24, 2026 -the issuance date of the financial statements

Between December 31, 2025 and the issuance date of the financial statements (i.e., April 24, 2026), we received collections of approximately US$4.6 million relating to accounts receivable outstanding as of December 31, 2025, representing approximately 10.8% of our net accounts receivable balance of US$42.5 million as of such date.

Based on a comprehensive assessment that considers (i) seasonality factors – historically, our collections are concentrated in the second half of the year, with the first half being a slower season, and management expects significant collections to occur in the second half of 2026; and (ii) extended payment arrangements agreed with certain customers, management believes that the substantial majority of the December 31, 2025 accounts receivable balance will be collected within one year from the balance sheet date. Accordingly, we have classified the entire accounts receivable balance as a current asset in accordance with ASC 210‑10‑45.

2)	As of the end of May, 2026

Subsequent to the issuance of the financial statements on April 24, 2026, management continued to closely monitor the collection of accounts receivable outstanding as of December 31, 2025.

Between December 31, 2025 and the issuance date of the financial statements (April 24, 2026), we received collections of approximately $4.6 million relating to accounts receivable outstanding as of December 31, 2025, representing approximately 10.8% of our net accounts receivable balance of $42.5 million as of such date. However, in the approximately one‑month period between the financial statement issuance date (April 24, 2026) and May 29, 2026, we collected only an additional $1.2 million from the accounts receivable balance of December 31, 2025. This represented only 2.8% of the $42.5 million net accounts receivable balance, below the pace management had anticipated at the time of the financial statement issuance.

The slower‑than‑expected collection velocity during this approximately one‑month period prompted management to re‑evaluate its collection expectations for the remaining balance of approximately $36.7 million (after deducting the cumulative $5.8 million collected through May 29, 2026). The downward adjustment in the expected collection timeline was driven by the following factors:(i) while the first half of the year is historically a slower collection season, the actual collection volume observed between April 25,2026 and May 29, 2026 fell short of management’s expectations based on historical patterns for the same period. (ii) despite management’s earlier expectation that hospital payment approval processes would gradually normalize in the second half of 2026, actual progress through in the approximately one‑month period (May 2026) indicated that the recovery in payment processing has been more gradual than initially anticipated. Hospitals continue to apply enhanced compliance review procedures related to the anti‑corruption campaign.

Revised Collection Timeline

As a result of the updated assessment, with respect to the remaining balance of approximately $36.7 million balance, management currently expects collections as follows: Approximately $10.0 million is expected to be collected during the remainder of 2026; and the remaining approximately $26.7 million is expected to be collected during 2027.

Ongoing Monitoring

We continue to closely monitor collection progress and will reassess its expectations on an ongoing basis. Should actual collection trends deviate materially from expectations, we will re‑evaluate the classification of the accounts receivable balance on the future financial reports, and adjust the classification between current and non‑current assets in accordance with ASC 210‑10‑45.

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

Cash Flows Analysis

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

4.9	Baird Medical 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Reg. No. 333-284206), initially filed with the SEC on January 10, 2025)

4.10*	Subscription Agreement, dated September 30, 2024, by and between Baird Medical Investment Holdings Limited and WU Wenyuan

4.11*	Subscription Agreement, dated September 30, 2024, by and between Baird Medical Investment Holdings Limited and Grand Fortune Capital, LLC

8.1*	List of subsidiaries and affiliated entities of the Registrant

11.1*	Code of Business Conduct and Ethics of Baird Medical Investment Holdings Limited

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant

12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Guangdong Prouden CPAs GP

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

*Previously filed with the Original Form 20-F.

**Filed herewith.

***Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baird Medical Investment Holdings Limited

By:	/s/ Haimei Wu
Name:	Haimei Wu
Title:	Chairwoman and Chief Executive Officer

Date: July 27, 2026

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

The ownership structure of Baird Medical before Closing is as follows:

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, as of the date of this annual report:

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name of Entity	Date of Incorporation/ Acquisition	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
Betters Medical NewCo, LLC (“NewCo”)	June 17, 2024 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
ExcelFin Acquisition Corp. (“SPAC” or “ExcelFin”)	March 15, 2021 / October 1, 2024	Delaware (US)	PubCo	100%	Holding
Baird Medical LLC	November 29, 2023	Delaware (US)	PubCo	100%	Sales of MWA medical devices
Tycoon Choice Global Limited (“Tycoon”)	January 8, 2021	BVI	PubCo	100%	Holding
Baide Medical Investment Company Limited (“Baide HK”)	January 29, 2021	Hong Kong	Tycoon	100%	Holding
Baide (Guangdong) Capital Management Company Limited (“Baide Capital”)	March 3, 2021	The PRC	Baide HK	100%	Sales of MWA medical devices and investment holding
Guangzhou Dedao Capital Management Company Limited (“Dedao”)	March 4, 2021	The PRC	Baide Capital	99%	Holding
Guangzhou Baihui Corporate Management Company Limited (“Baihui”)	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Zhengde Corporate Management Company Limited	December 4, 2020	The PRC	Dedao	99%	Holding
Guangzhou Yide Capital Management Company Limited	December 10, 2020	The PRC	Dedao	99%	Holding
Baide (Suzhou) Medical Company Limited (“Baide Suzhou”)	June 5, 2012	The PRC	Zhengde Yide, and Baihui	99%	Research and development, sales of MWA and other medical devices and investment holding
Henan Ruide Medical Instrument Company Limited	July 6, 2018	The PRC	Baide Suzhou	99%	Sales of MWA and other medical devices
Nanjing Changcheng Medical Equipment Company Limited (“Nanjing Changcheng”)	January 28, 2016	The PRC	Baide Suzhou	99%	Research and development, manufacture and sales of MWA and other medical devices
Guizhou Baiyuan Medical Company Limited	September 21, 2017	The PRC	Baide Suzhou	99%	Sales of other medical devices
Guoke Baide (Guangdong) Medical Company Limited (“Guoke Baide”)	July 5, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Hunan Baide Medical Technology Company Limited	November 26, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Ruikeen Biological Technology (Guangzhou) Company Limited (“Ruikeen Guangzhou”)	July 17, 2019	The PRC	Baide Suzhou	99%	Sales of MWA medical devices
Guangzhou Fangda Medical Technology Company Limited	December 22, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Junde (Guangzhou) Medical Technology Company Limited	November 14, 2022	The PRC	Guoke Baide	99%	Sales of MWA medical devices
Shengde (Guangzhou) Medical Technology Company Limited	November 29, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Suzhou Kangchuang Medical Company Limited	December 6, 2022	The PRC	Baide Capital	100%	Sales of MWA medical devices
Hainan Haike Baide Medical Company Limited	July 4,2024	The PRC	Baide Suzhou	100%	Sales of MWA medical devices

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

For the year ended December 31, 2025 and 2024, the credit period granted to the customers was generally for a period within 180 days. For the year ended December 31, 2023, the credit period granted to the customers stipulated under contract was generally for a period within 90 days. The Company’s accounts receivable consists primarily of distributers, deliverers and hospitals. The Company’s additions charged to allowance for expected credit losses were $0.7 million, $2.3 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company’s recovery of allowance for expected credit losses was $0.1 million, $1.1 million and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Company adopted ASC Topic 606 for all periods presented. Consistent with the criteria of Topic 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

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

Collectability consideration for recognizing revenue

In accordance with ASC 606, the Company recognizes revenue only when it is probable that it will collect the consideration to which it expects to be entitled in exchange for the goods or services transferred to the customer. The Company has established a consistent process to assess collectability for both existing and new customers.

(1)	Collectability consideration – Existing customers with history of payment and no material defaults

For existing customers with a demonstrated history of timely or acceptable payment patterns and no material defaults, the Company considers collectability to be probable upon recognition of revenue even if payments are delayed beyond the contractual payment terms, provided that such delays are attributable to administrative approval processes rather than a deterioration in the customer’s creditworthiness or ability to pay. In making this determination, the Company considers the following factors:

1)Historical payment record: The customer has consistently made payments over the preceding 12 to 24 months, with no material defaults or charge offs.
2)Periodic review of customer credit profiles: This periodic review is conducted at least annually for significant customers, or more frequently when circumstances warrant (e.g., upon identification of payment delays, adverse market news, or changes in customer operations).The review encompasses the following key elements:(i) updated financial information;(ii) payment behavior tracking;(iii) ongoing business relationship, including order volume, communication responsiveness, and the customers’ willingness to engage in payment planning.
3)Nature of delay: The delay is explained by internal approval procedures (e.g., hospital finance committee reviews, compliance audits, government funding allocation cycles) corroborated by internal approval documents provided by customers rather than refusal to pay or financial distress.
4)External environment: The delay is consistent with industry-wide patterns caused by external factors (e.g., anti-corruption campaign, lingering COVID-19 effects), and not specific to the customer’s individual credit profile.
5)No disputes or litigation: There are no unresolved disputes, litigation, or chargebacks with the customer.
(2)	Collectability Consideration –How long a payment can be delayed before it is considered a collectability matter rather than an administrative delay

The Company does not apply a rigid, fixed time-based threshold to distinguish administrative delays from collectability concerns. Instead, the Company evaluates each customer’s situation on a case-by-case basis, considering the following indicators to determine whether a delay has transitioned from an administrative timing issue to a collectability matter:

1)Repeated broken promises: The customer repeatedly fails to meet its own committed payment schedules without providing valid reasons or revised timelines.
2)Loss of communication: The customer ceases to respond to the Company’s follow up inquiries or refuses to engage in payment planning discussions.

3)Deterioration in external credit profile: The customer becomes subject to bankruptcy proceedings, material litigation, government sanctions, or adverse credit rating downgrades.
4)Industry-specific red flags: For direct customers: active government investigations, funding cuts, or closure announcements; For distributors: significant layoffs, owner disputes, or loss of key supplier contracts.
5)Persistent delinquency beyond historical patterns: The delay exceeds the customer’s historical average payment cycle and no reasonable explanation or recovery plan.

While the Company does not use a mechanical rule, management generally considers that a delay should be re‑classified from an administrative timing issue to a collectability concern if it showed above indicators. At that point, the Company performs a specific credit assessment and, if collectability is no longer probable, recognizes an allowance for expected credit losses or reverses revenue if recognition criteria are no longer met.

(3)	Collectability Consideration –Existing customers that do not satisfy both of the following criteria – (i) a history of payment and (ii) no material defaults

The Company may suspend further deliveries for any additional orders as its first step. And then the Company applies a more rigorous assessment when payments are delayed:

1)The Company does not automatically treat administrative approval processes as sufficient justification for probable collectability.

2)The Company may require prepayment, deposits, or guarantees before recognizing revenue for new transactions with such customers.

3)The Company performs an enhanced credit review, including updated financial statements, bank references, and, where available credit reports from independent credit review vendors.

4)If the enhanced review indicates that collectability is not probable, the Company defers revenue recognition until the uncertainty is resolved (e.g., payment is received or a legally enforceable guarantee is obtained).

In such cases, the Company’s assessment focuses on whether the customer has the intent and ability to pay, rather than solely on the administrative nature of the delay.

(4)	Collectability Consideration –New customers with payment delays attributable to administrative approval processes

For new customers where the Company has no historical payment relationship, the Company’s policy of collectability is as follows:

●At contract inception, the Company performs a pre-contract credit assessment. If the Company concludes that the consideration is not probable of collection at the time of contract assessment, the Company will not execute the contract and will not proceed with the business relationship. Pre-contract credit assessment generally inspects the following documents: Business license and government registration certificates, credit reports from independent credit agencies, bank statements, hospital accreditation and tier level, background checks on legal representatives and key shareholders, etc.
●If a new customer subsequently delays payment beyond contractual terms and attributes the delay to administrative approval processes, the Company does not accept such explanation at face value. Instead, the Company:
(i)	May suspend further deliveries or require prepayment for any additional orders until the outstanding balance is settled;
(ii)	Conducts enhanced due diligence on the customer’s financial condition and payment capacity.
●If the enhanced due diligence reveals that collectability is not probable, the Company recognizes an allowance for expected credit losses and, where applicable, reverses previously recognized revenue if the condition existed at the time of revenue recognition.

For new customers, the Company’s general guideline is that any delay beyond the contractual payment terms, without a demonstrable and verifiable administrative reason, will trigger a formal collectability review. If the review concludes that collectability is no longer probable, the Company adjusts its financial statements accordingly.

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

NOTE 3 — BUSINESS ACQUISITION AND RERVERSE RECAPITALIZATION

Reverse Recapitalization

On the Closing Date, (i) of the 29,411,765 original Baird Medical Investment Holdings Limited Shareholders ordinary shares, 20,588,236 Ordinary Shares to be held by Baird Medical Investment Holdings Limited at Closing (70% of 29,411,765 shares) were fully vested and freely tradable and 8,823,529 Ordinary Shares to be held by Baird Medical Investment Holdings Limited at Closing (30% of 29,411,765 shares) shall be subject to vesting and forfeiture (the “Baird Medical Earnout Shares”): (a) The Baird Medical Earnout Shares shall become fully vested if prior to the eighth anniversary of the Effective Time, the VWAP of PubCo Ordinary Shares is greater than or equal to $12.50 (the “Price Target”) over any 20 trading days within any 30-day trading period. (b) In the event that there is a Change of Control of PubCo prior to the eighth anniversary of the Effective Time, and the corresponding valuation of PubCo Ordinary Shares implied by that Change of Control is greater than or equal to the Price Target, the Baird Medical Earnout Shares shall become fully vested immediately prior to such Change of Control (“Conversion of original Baird Medical Investment Holdings Limited Shareholders ordinary shares”). (ii)5,750,000 shares of ExcelFin Class A Common Stock held by the Sponsor or its assignees converted for in exchange for an equal number of shares of the Company upon the Closing of the Business Combination. However, 1,350,000 of the ordinary shares (the “Sponsor Earnout Shares”) will not vest unless and until within the fifth anniversary of the closing of the Business Combination (a) the volume weighted average price of the Ordinary Shares on Nasdaq is greater than or equal to $12.50 per share over any 20 trading days within any 30-day trading period or (b) a change of control of Baird Medical occurs(“Conversion of SPAC Sponsor ordinary shares”). (iii) 278,406 Ordinary Shares converted from the aggregate outstanding balance of certain working capital loans provided to ExcelFin by the Sponsor and its affiliates at a conversion price of $10.20 per share(“Conversion of Working capital loan ordinary shares”);(iv) 288,454 Ordinary Shares to the public stockholders of ExcelFin in exchange for an equal number of shares of Class A common stock, par value $0.0001 per share(“Conversion of Public Shareholders ordinary shares”);(v) Upon the consummation of the Business Combination, outstanding ExcelFin Warrants were converted into corresponding warrants to purchase an aggregate of 11,500,000 Ordinary Shares. The Assumed Public Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Assumed Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of US$11.50 per whole share, subject to adjustment. The redeemable warrants to acquire one Ordinary Share at an exercise price of $11.50 per Ordinary Share (“Warrants”) are trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BDMD W”.

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

	As of December 31,
	2025	2024
Within one year	$27,346,103	$42,257,189
Including: Not Overdue	7,609,771	13,225,014
Over one year	19,939,290	8,311,509
	$47,285,393	$50,568,698

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

United States

In the financial year of 2025, the Company has three U.S. subsidiaries NewCo, Excelfin and Baird Medical LLC. NewCo is inactive holding company. Excelfin is holding company incurred loss in the financial year of 2025. Baird Medical LLC’s business is to sell MWA medical devices and is profitable in financial year of 2025. In the financial year of 2024, the Company has three U.S. subsidiaries NewCo, Excelfin and Baird Medical LLC. NewCo is inactive holding company. Excelfin is holding company incurred loss in the financial year of 2024. Baird Medical LLC’s business is to sell MWA medical devices but incurred loss in financial year of 2024. In the financial year of 2023, the Company has two U.S. subsidiaries Better Medical Merger Sub Inc. (“Merger Sub”) and Baird Medical LLC. Better Medical Merger Sub Inc. is an inactive holding company. Baird Medical LLC’s business is to sell MWA medical devices but had no sales in FY 2023. Therefore, there is income tax provision for Baird Medical LLC for the year ended December 31, 2025. And there is no income tax provision for NewCo and Excelfin for the years ended December 31, 2025, 2024 and 2023. The current federal statutory corporate income tax rate is 21%.State corporate income tax rates generally range from 0% to approximately 10%, depending on the specific state.

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

The amount of income taxes paid net of refunds received disaggregated by jurisdiction for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the years ended
	December 31,
	2025	2024	2023
PRC	$836,584	$1,837,708	$2,644,786
Hong Kong	—	—	—
United States	—	—	—
Cayman Islands	—	—	—
	$836,584	$1,837,708	$2,644,786

(Loss)/income before income taxes is attributable to the following geographic locations for the years ended December 31, 2025, 2024 and 2023:

	For the years ended
	December 31,
	2025	2024	2023
Cayman Islands	$(4,072,239)	$—	$(15,080)
United States	235,302	(1,908,434)	—
Hong Kong	3,611,519	12,719	(733,151)
PRC	(26,149,558)	15,983,003	13,107,433
	$(26,374,976)	$14,087,288	$12,359,202

The reconciliations of the income tax expense for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended
	December 31,
	2024	2023
Income before income tax provision	$14,087,288	$12,359,202
Income tax expense at statutory tax rate	3,521,822	3,089,800
International tax rate difference	74,207	122,803
Effect of preferential tax rates	(1,613,427)	(1,336,931)
Non-deductible entertainment expenses	17,733	9,404
Other non-deductible expense	69,227	290,316
Research and development expense super-deduction	(926,155)	(521,977)
Changes in valuation allowance	345,783	47,604
Income tax provision	$1,489,190	$1,701,019

	For the years ended
	December 31, 2025
	US$	Percent
Net loss before income tax expense	(26,374,976)
Income tax at statutory tax rate	(6,593,744)	25.0%
International tax rate difference	680,501	(2.6)%
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	1,018,060	(3.9)%
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	(328,147)	1.2%
United States
Statutory tax rate difference between PRC and other jurisdictions	(9,412)	0.1%
Effect of preferential tax rates	2,658,748	(10.1)%
Changes in valuation allowance	105,424	(0.4)%
Nontaxable or nondeductible items
Non-deductible expenses
Entertainment expenses	123,679	(0.5)%
Entertainment expenses- PRC	112,759	(0.4)%
Entertainment expenses- United States	10,920	(0.1)%
Stock compensation	1,843,313	(7.0)%
Stock compensation- PRC	1,843,313	(7.0)%
Non-deductible expenses without valid invoices	2,676,729	(10.1)%
Non-deductible expenses without valid invoices- PRC	2,676,729	(10.1)%
Other adjustments
Research and development expense super-deduction	(328,502)	1.2%
Research and development expense super-deduction- PRC	(328,502)	1.2%
Income tax provision	1,166,148	(4.5)%

Deferred tax assets and liabilities

The significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for expected credit losses	$646,378	$552,486
Net operating loss carryforward	1,023,575	901,272
Lease liabilities	7,135	36,118
Total deferred tax assets	$1,677,088	$1,489,876
Less: Valuation allowance	(914,799)	(775,415)
Deferred tax assets, net	$762,289	$714,461
Deferred tax liabilities:
Right-of-use assets	8,758	45,238
Total deferred tax liabilities	$8,758	$45,238

The movement of valuation allowance for deferred tax assets for the years presented is as follows:

	As of December 31,
	2025	2024	2023
Beginning balance	$(775,415)	$(441,549)	$(405,796)
Increase in valuation allowance	(105,424)	(345,783)	(47,604)
Foreign exchange	(33,960)	11,917	11,851
Ending balance	$(914,799)	$(775,415)	$(441,549)

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